Form 10-K405, Exhibit 13
period 1996-03-31
BARRISTER INFORMATION SYSTEMS CORP
filed 1996-07-01
CIK 754128

                    BARRISTER INFORMATION SYSTEMS CORPORATION






                   EXHIBIT 13 - ANNUAL REPORT TO SHAREHOLDERS
                    FOR THE FISCAL YEAR ENDED MARCH 31, 1996

================================================================================

BARRISTER INFORMATION SYSTEMS CORPORATION

                  has served law firms as its principal market for 24 years. As a result, the Company has developed deep-rooted expertise in meeting the needs of law firms for products and services. This experience has heavily influenced the Company in its development, has provided the foundation for its current strategies, and will guide its vision for the future. The Company is now bringing its extensive knowledge and its premiere software product to the general business market.

                  Through dialog with its clients, the Company has developed software to enable law firms and other professional service organizations to operate effectively in the competitive environment of the 90's and beyond. With a substantial investment, the Company has brought to market its state-of-the-art Javelan(R) practice management system based on Microsoft(R) Windows(TM) and client/server technology. Our Software Division is committed to capturing market share, to providing high-quality software support services, and to the continuing development of Javelan.

                  An outgrowth of our extensive systems business has been the evolution of our equipment maintenance business. Our Service Division, which initially provided equipment services only to law firms, today delivers superior service nationwide to customers in many different businesses. This Division is committed to growth and improved performance as it expands its service capabilities through investments in automation, in training, and by establishing strategic partnerships in the industry.


================================================================================

     Barrister Information Systems Corporation -- Annual Report 1996      Page 1

================================================================================



================================================================================

Page 2     Barrister Information Systems Corporation -- Annual Report 1996

- --------------------------------------------------------------------------------
                                                             TO OUR SHAREHOLDERS
- --------------------------------------------------------------------------------



In fiscal 1996, the Company reported a net loss of $205,000 compared to a net loss of $159,000 the previous year. During the year, the Company substantially improved its balance sheet by raising $1,952,000 of new capital from the sale of Common Stock and from debt restructurings that occurred in the second and fourth quarters. An extraordinary gain of $486,000 was recorded from the debt restructuring that occurred in the fourth quarter of the year. Total revenues for 1996 were $13,729,000 compared to $15,327,000 for the previous year. Company revenues declined because of decreased service revenues and declines in computer hardware product sales through a concerted plan by management, discussed in previous annual reports, to de-emphasize the sale of low margin commodity products. Even though product sales decreased, product margins increased as the result of increased sales of the Company's Windows-based Javelan software, a financial management package for law firms, professional organizations and the legal departments of Fortune 1000 companies.

A loss of $691,000 before extraordinary gain occurred in fiscal 1996. This loss was primarily the result of a decline in service revenues and associated reduction in services profitability. This decline in profitability was due to the loss of several contracts with IBM, the Company's major customer. Steps were taken during the year to reduce service related expenses and to improve service revenues. They are expected to have a beneficial effect on Company performance in fiscal 1997.

In the fourth quarter of fiscal 1996, revenues decreased to $3,564,000 from $3,733,000 in the comparable period in fiscal 1995. Product revenues for the period were $669,000, a 5.9% increase over the $632,000 of the comparable period last year. Service revenues for the fourth quarter were $2,895,000, a 6.6% decrease from the $3,101,000 in the comparable quarter of the prior year. Net profit for the quarter, including an extraordinary gain of $486,000, amounted to $182,000 compared to a profit of $35,000 in the fourth quarter of fiscal 1995.

In fiscal 1997, the Company's plans call for a return to growth and profitability in its Service Division through new sales leadership and strategies. The Software Division is expected to show growth in revenues and profits as it expands sales to both the legal market and other markets which opened in fiscal 1996.

================================================================================

     Barrister Information Systems Corporation -- Annual Report 1996      Page 3

================================================================================


STRENGTHENING THE COMPANY
- -------------------------

On March 29, 1996, the Company completed a financing transaction whereby Brebar Investments Ltd. of London, England purchased 2,000,000 shares of common stock with net proceeds to the Company of $1,952,000. In addition, warrants to purchase an additional 1,500,000 shares over the next two years were issued as part of the transaction. If all warrants are exercised, an additional $3,000,000 in capital would be realized. Using $400,000 of the funds, the Company was able to prepay $886,000 of conditional debt, which it had been carrying since fiscal 1990. As a result of this transaction, a $486,000 one-time benefit was recorded as an extraordinary gain in the fourth quarter on the income statement. In addition, in August, 1995, BIS Partners, L.P. reduced the amount of its loan to the Company by $450,000 which resulted in a contribution to capital of $282,000 being recorded in the second quarter.

Because of these transactions, the balance sheet of the Company was substantially improved. Shareholders' equity grew from $298,000 in fiscal 1995 to $2,337,000 in fiscal 1996. Long-term debt (including current installments) was reduced from $3,425,000 in fiscal 1995 to $2,118,000 in fiscal 1996.

These transactions have provided increased financial strength to the Company, which provides greater assurance to prospects that the Company will have the resources necessary to carry out its support obligations and to complete its plans for the future. In many ways, the strengthening of the Company will have a positive impact on the marketing of its products and services. This effect has already been felt and will benefit the future performance of the Company.

SOFTWARE
- --------

Sales of Javelan, the Company's state-of-the-art Windows-based software package, grew substantially during the year. Most sales of the package occurred in the legal market which has been the Company's traditional focus. However, encouraging sales were concluded in the consulting, accounting and large corporate markets, as well. The Company made a substantial investment over the past several years to create the Javelan software package which is 100% Windows-based, uses client/server architecture and achieves high performance transaction processing. Javelan is aligned with the market's demand, and interest in the product is growing. Through our continuing presence in law journal publications and articles, through word-of-mouth testimony, by attendance at national trade shows, and with the increasing support of independent consultants, Javelan is now consistently a top contender in competition for financial software in professional service firms. Our next fiscal year promises to be a year of growth with a continuing strong market presence, a new Internet web site, the addition of innovative new features, and a solid commitment to client service and satisfaction.

Customers have been very impressed with the performance of Javelan in meeting their business needs. The software requires relatively low capital investments at the

================================================================================

Page 4   Barrister Information Systems Corporation -- Annual Report 1996

================================================================================


workstation and at the server compared with the competition. Further, Javelan is very responsive because of unique engineering features and a strong understanding by the Company's software engineers of the requirements of professional organizations. The product is easy to install and can use the customer's existing 386 and 486 workstations.

Acclaim and recognition for Javelan by the experts continues to be published in various trade magazines. Gene Barrett, Director of Information Systems at the Washington, D.C. law firm of Shaw, Pittman, Potts & Trowbridge in the February/March, 1996 issue of LAW OFFICE COMPUTING, stated:

         "Javelan is a true client/server design. The latest version runs on Windows NT and SQL Server 6 at the server level. Javelan runs our 300-timekeeper firm on a Compaq Proliant server that cost well under $50,000 - less than a fourth the quote for an HP 9000 to run a competing product. It's extraordinarily fast. It puts a very low load on the network, despite the fact that we have had more than 85 people live in the database at peak periods. Bill worksheets are printed and distributed usually on the second business day of the month (we close the previous month on the night of the first business day). We have distributed 95 percent of our billing to the secretarial level. About half of our timekeepers enter their own time - voluntarily - insisting that it's faster for them."

In another article by Cary Griffith in the same magazine, "Beyond Timeslips - Time & Billing for the Large Firm", he writes:

         "The law offices of Baker, Donelson, Bearman & Caldwell have seven regional offices and over 230 attorneys. As Barrister Information Systems clients since the mid-70's, Baker stayed with the company through its recent development and release of Javelan, Barrister's Windows-based, integrated accounting and practice management system."

         "'Before Javelan's release we were looking at all the [T&B] products in the marketplace,' says John Green, Baker's MIS director. 'I think Javelan is much more flexible and has more of a future. It's the only real client/server system out there.'"

         "To implement Javelan, Baker uses a powerful central file server (Compaq Proliant 4,000 with two Pentium microprocessors, 256 MB RAM and 11 Gigs of hard disk space). Each of Baker's regional offices are connected into the central file server through leased T1 lines."

         "'Everyone is on our 600-user WAN,' Green says. 'We're all interconnected with integrated voice and data networks.'"

================================================================================

     Barrister Information Systems Corporation -- Annual Report 1996      Page 5

================================================================================


In the law firm market, more and more large law firms are selecting Javelan. These include Strasburger & Price, one of the largest firms in Dallas, Gordon & Rees, a large San Francisco firm, and Young, Conaway, Stargatt & Taylor, one of the largest firms in Delaware.

Last year, several sales outside the law firm market established an exciting new opportunity for Javelan in accounting firms, consulting practices and in large corporations. One of those sales was to the Aluminum Company of America (ALCOA), which selected the product for installation in its corporate offices. Also, in the first quarter of 1997, the Company announced a contract with Banc One Corporation in Columbus, Ohio. Additional activity is anticipated in this market in 1997.

Sales of Javelan outside the United States have occurred in Canada and the Caribbean. Additional sales activity is expected in these markets in the future.

Investment continues to improve the functionality and competitiveness of Javelan. Software Release 1.6 was completed during the year and Release 1.7 is slated for delivery in the Second Quarter of fiscal 1997. Javelan is receiving important market recognition for its speed, openness, cost and efficiency. Coupled with new and enhanced functionality, Javelan will be an increasingly formidable competitor in 1997.

During fiscal 1996, the Company expanded its marketing and sales organization. This is expected to continue in fiscal 1997 to further strengthen the national presence of Javelan and to capture increasing market share.

As in previous years, the Time Manager(TM) and Barrister/Eagle(TM) product groups continued to provide first-class service to their clients and to enhance their product offerings. In 1997, these groups will continue their excellent work.

SERVICE
- -------

The Service Division had a disappointing year as its subcontractor relationship with its primary business partner, IBM, changed when the partner elected to take several Multi-Vendor Support (MVS) contracts in house. The partner's change in its subcontracting strategies rapidly and unexpectedly reduced quarterly hardware maintenance contract service revenues. As a result, steps were taken both to reduce expenses and increase revenues from other sources, but they did not offset the entire effect of the unrenewed contracts. The cancellations resulting from this change in business partner activities, resulted in the redirection of the Service Division's resources in the pursuit of new business opportunities.

Mr. Charles Roberts, formerly Vice President of Sales for Edicon Systems, a division of Eastman Kodak, was hired in November, 1995 to lead the service sales force and to develop marketing and sales plans which will return the Company's Service Division to more reliable growth and improved profitability. To date, his efforts have

================================================================================

Page 6   Barrister Information Systems Corporation -- Annual Report 1996

================================================================================


been to establish new business partner arrangements and to implement multiple distribution strategies for maintenance services.

Demand for maintenance services remains high and the Company is well positioned nationally to support the market. In 1997, efforts will be focused on increasing sales and improving efficiency and effectiveness through automation. Automation activities are expected to focus on the dispatch function, inventory management and contract management in order to improve its response to its customers, better utilize its inventory assets and improve the utilization of its labor force.

PROSPECTS FOR THE COMPANY
- -------------------------

An assessment of the Company's status and prospects reveal many positive signs. The investment by Brebar Investments Ltd. has resulted in the strongest balance sheet in years. There are growing sales for Javelan and an increased market awareness of the product and its capabilities. There are new features about to be released for the product. In the Service Division, there is new sales leadership to capture business in a market where there is growing demand. There is renewed interest in the Company as evidenced by the price of its common stock which, at year end, had grown to $1-15/16, the highest in years. Employee morale is also high, and the organization is committed to improving performance.

While these are merely indications, they reflect the potential available to the Company to return to substantial and stable profitability. All of us in the Company are focused on that goal and on rewarding the shareholders for their patience.



                                            Sincerely,



                                            H. P. Semmelhack
                                            President


================================================================================

     Barrister Information Systems Corporation -- Annual Report 1996      Page 7

- --------------------------------------------------------------------------------
                                                            FINANCIAL STATEMENTS
- --------------------------------------------------------------------------------

SELECTED FINANCIAL DATA

                                                     Year Ended March 31
                                  --------------------------------------------------------
                                    1996        1995        1994        1993        1992
                                  --------------------------------------------------------
                                           (In thousands, except per share amounts)
STATEMENT OF OPERATIONS DATA:
 Revenues                         $ 13,729    $ 15,327    $ 17,772    $ 16,165    $ 17,154
 Net loss                             (205)       (159)     (1,334)        (62)     (2,180)
 Net loss per common share(1)         (.03)       (.03)       (.53)       (.14)      (1.92)

BALANCE SHEET DATA AT YEAR END:
 Working capital                     2,929       2,880       2,733       3,204       3,254
 Total assets                        6,978       6,544       7,447       7,711       8,566
 Long-term debt(2)                   1,392       3,329       3,406       3,330       3,693
 Shareholders' equity                2,337         298         197         478         534

- --------------------------------------------------------------------------------

QUARTERLY FINANCIAL DATA (UNAUDITED)

The following is a summary of quarterly financial data for the fiscal years ended March 31, 1996 and March 31, 1995.

                                               ----------------------------------------------------
                                                 1st        2nd        3rd        4th         Total
                                               Quarter    Quarter(3) Quarter    Quarter        Year
                                               ----------------------------------------------------
                                                     (In thousands, except per share amounts)
1996
   Revenues                                    $ 3,627    $ 3,332    $ 3,206    $ 3,564    $ 13,729
   Earnings (loss) before extraordinary item         4       (177)      (214)      (304)       (691)
   Net earnings (loss)(2)                            4       (177)      (214)       182        (205)
   Earnings (loss) before extraordinary item
      per common share                              --       (.03)      (.03)      (.05)       (.11)
   Net earnings (loss) per common share             --       (.03)      (.03)       .03        (.03)

1995
   Revenues                                    $ 3,965    $ 3,837    $ 3,792    $ 3,733    $ 15,327
   Net earnings (loss)                            (265)        35         36         35        (159)
   Net earnings (loss) per common share           (.06)       .01        .01        .01        (.03)

- --------

(1)      See note 2 to the financial statements.
(2)      See notes 2 and 3 to the financial statements.
(3) The second quarter results for 1996 differ from those previously reported. The restatement reflects the reversal of a $282,000 extraordinary gain related to debt forgiveness by BIS Partners, L.P. The restated results reflect the gain as a contribution to capital due to the related party nature of the transaction.

================================================================================

Page 8     Barrister Information Systems Corporation -- Annual Report 1996

================================================================================





MANAGEMENT'S DISCUSSION AND ANALYSIS

The following table sets forth for the periods indicated (i) the percentage which each item reflected in the statements of operations bears to total revenues and (ii) the percentage change of such items as compared with the indicated prior period.

                                 ----------------------------------------------
                                                              Period to Period
                               Percentage of Total Revenues      Percentage
                                    Year Ended March 31      Increase (Decrease)
                                 ----------------------------------------------
                                                                 1996      1995
                                                                  vs.       vs.
                                   1996      1995      1994      1995      1994
                                 ----------------------------------------------
Revenues:
   Product sales                   13.0%     16.8%     32.6%    (30.9%)   (55.4%)
   Services                        87.0      83.2      67.4      (6.3)      6.4
                                 ------    ------    ------
      Total revenues              100.0     100.0     100.0     (10.4)    (13.8)
                                 ------    ------    ------

Costs and expenses:
   Cost of product sales(1)        43.2      73.5      82.9     (59.4)    (60.4)
   Cost of services(2)             85.8      80.4      83.8       0.0       2.1
                                 ------    ------    ------
      Total cost of revenues       80.2      79.2      83.5      (9.3)    (18.1)
   Selling, general, and
      administrative               20.4      16.7      18.3       9.6     (21.5)
   Product development and
      engineering                   3.2       3.5       4.2     (17.0)    (29.1)
                                 ------    ------    ------
      Total costs and expenses    103.8      99.4     106.0      (6.4)    (19.2)
                                 ------    ------    ------
Operating earnings (loss)          (3.8)      0.6      (6.0)
Interest expense                    1.2       1.6       1.5     (35.2)     (3.1)
                                 ------    ------    ------
Loss before extraordinary item     (5.0)     (1.0)     (7.5)
Extraordinary item                  3.5        --        --
                                 ------    ------    ------
Net loss                           (1.5)     (1.0)     (7.5)
                                 ======    ======    ======

- --------

(1)      Percentage of product sales
(2)      Percentage of services revenues

================================================================================

     Barrister Information Systems Corporation -- Annual Report 1996      Page 9

================================================================================

OVERVIEW

         The following discussion and analysis provides information that management believes is relevant to an assessment and understanding of the Company's results of operations and financial condition. The discussion should be read in conjunction with the financial statements and accompanying notes. The Company operates predominantly in the computer services industry. Its principal source of revenues is derived from hardware maintenance services on PC related equipment provided to a broad base of customers throughout the United States. The Company also derives significant revenues from the licensing of software and software support services principally to the legal industry. The Company's major product, Javelan, is a time and billing and practice management system based on Microsoft Windows and client/server technology.

         Recently, the Company has sold Javelan to accounting firms, consultants and departments of Fortune 1000 companies. The Company expects to expand marketing in these areas by attending trade shows and group conferences in these markets and by establishing strategic relationships with others to enhance sales. If successful, this will reduce the Company's concentration in the legal market and reduce potential volatility of sales. The market for Javelan is characterized as having potential customers concentrated in major cities throughout the United States, having little foreign competition, having high barriers of entry based on the substantial investment required to develop the sophisticated functionality of the software, having product life cycles between 5 and 10 years and having price elasticity. Pricing for Javelan is based on functions licensed and the size of the system sold. Since individual sales can be for sizable amounts and are characterized by high margins, and because the timing of when contracts are signed is unpredictable, operating results for any given period can vary significantly. Because of competition, market demands and changing technology, there is a continuing requirement to invest in product features and functions to remain a viable competitor. The Company believes that it has the technological expertise to maintain a state-of-the-art product and that the trend of increasing sales of Javelan will provide the financing for its product development needs.

         The hardware maintenance business has been generated through direct sales to end users and subcontracts from other companies. The market for hardware maintenance services is very large; it encompasses all businesses, is highly price competitive, has low technological barriers to entry and the equipment serviced has short product life cycles.


RESULTS OF OPERATIONS

         The decrease in product sales for fiscal 1996 as compared to 1995 and for fiscal 1995 as compared to 1994 resulted from a de-emphasis on the sale of low margin commodity products. However, the percentage of margin realized on product sales increased for both years based primarily on increased sales of the Company's Javelan software product which has a smaller associated cost of sales. Margins on Javelan sales, which can include

================================================================================

Page 10    Barrister Information Systems Corporation -- Annual Report 1996

================================================================================

         various hardware and third party software in addition to the Company developed software, generally amount to between 60% and 100% depending on the configuration of the sale. Margins on commodity products sold generally range from 10% to 15%. Based on the increased level of Javelan sales, higher levels of qualified prospects and initial sales outside the legal market, the Company expects to achieve further increases in Javelan sales in fiscal 1997 which should have a favorable effect on margins in that year.

         The decrease in services revenues for fiscal 1996 as compared to 1995 was principally due to decreased revenues from hardware maintenance services. These revenues were affected by the non-renewal of two large subcontracts from IBM in August 1995 and the reduction in contracts for the Company's older minicomputer equipment. Revenues from IBM accounted for 30%, 28% and 11% of total revenues for fiscal years 1996, 1995 and 1994, respectively. Since IBM is reducing the amount of subcontracting it does in the PC equipment market, the Company expects that revenues from this customer will drop as a percentage of total revenues in fiscal 1997. IBM may terminate its contracts with the Company with 30 days advance notice. As a result, the Company has increased its efforts to obtain business by signing new contracts from additional outsourcing opportunities, from recently established business partners and through direct sales. The Company hired a National Sales Manager in the third quarter of fiscal 1996 to head the marketing and sales effort for hardware services. If IBM were to cancel a major portion of its subcontracts to the Company, or if the Company's sales and marketing efforts are unsuccessful, an adverse impact on the Company's results of operations for fiscal 1997 could occur. Margins on services revenues decreased for the comparable periods as the cost of providing services remained about the same on lower services revenues. Savings in labor costs were offset by increased costs for parts utilized to maintain equipment which included the expensing of minicomputer spare parts no longer required to service the reduced level of minicomputer equipment under contract. Cost of services includes a provision for service parts inventory deemed to be no longer repairable or excess to the Company's needs based on actual and projected service revenues. The amount of such charges were $1,045,000, $689,000 and $371,000 for 1996, 1995 and
         1994, respectively. Cost of services for 1994 also included an additional inventory adjustment of $624,000 in the fourth quarter related to the Company's ongoing review of the level of its inventory relative to its service revenue base. The increase in services revenues for fiscal 1995 as compared to 1994 resulted from new hardware maintenance contracts which exceeded expiring contracts. Approximately 70% of these new contracts were obtained from subcontracts awarded by IBM. Margins on service revenues increased for fiscal 1995 as compared to 1994 primarily by controlling overhead expenses at or below 1994 levels on the increased level of revenues.

         The increase in selling, general and administrative expenses as a percentage of total revenues for fiscal 1996 as compared to 1995 resulted from an increase in selling expenses associated with the Javelan product, increased corporate expenses and lower levels of revenues. When fiscal 1995 is compared to 1994, a decrease in selling, general and administrative expenses as a percentage of revenues was incurred due essentially to reductions in selling and marketing expenses associated with the de-emphasis of the sale

================================================================================

     Barrister Information Systems Corporation -- Annual Report 1996     Page 11

================================================================================


         of low margin commodity products.

         Expenditures for product development and engineering, before taking into account amounts capitalized and amortized for software production costs, increased a small amount when fiscal 1996 is compared to 1995. A decrease in these expenses occurred when fiscal 1995 is compared to 1994 based on cost cutting measures implemented by management. $308,000 of costs incurred in 1996 and $132,000 of costs incurred in 1995 were capitalized as software production costs related to the Javelan product. Amortization, which commenced in 1996, amounted to $59,000.

         Interest expense as a percentage of revenues decreased for fiscal 1996 as compared to 1995 based on reductions in interest expense to BIS Partners, L.P. This resulted from the effect of the debt forgiveness by BIS Partners in August, 1995 (see note 3 to the financial statements). The accounting treatment of this transaction stipulates that the debt forgiveness must first be considered a reduction of all future interest expense. All payments after August, 1995 are being recorded as reductions in the principal balance of the loans. Interest expense as a percentage of revenues increased for fiscal 1995 as compared to 1994 based on lower levels of revenues in 1995. The amount of interest expense incurred in 1995 was slightly lower than 1994 based on interest savings resulting from the conversion of $300,000 of debt by BIS Partners into equity on March 31, 1994 and $250,000 of additional debt into equity on July 1, 1994. Interest savings from these lower debt levels were mostly offset by higher interest rates.

         The Company realized an extraordinary gain of $486,000 from the repayment in March, 1996 of a contingent debt of $886,000 for a one-time payment of $400,000. Previously, repayment of this obligation was contingent, based on a percentage of net income not to exceed $200,000 per year with no payments required after 2001. Due to the Company's series of losses, no repayment had been made on the contingent debt. Before this extraordinary gain, the Company incurred a loss of $691,000 compared to a loss of $159,000 in the prior year.

         Based on the consideration of the weight of both positive and negative evidence as required by Statement of Financial Accounting Standards No. 109, management has determined that it is more likely than not that the deferred tax assets will not be realized. Therefore, no tax benefits were established in the statements of operations for any of the years in the three-year period ended March 31, 1996 since the Company has fully reserved for the tax effect of net deductible temporary differences and operating loss carryforwards. These benefits will be recorded in future periods as they are realized or as their realization becomes predictable.


LIQUIDITY AND CAPITAL RESOURCES

         The Company experienced a net increase in cash of $1,014,000 during fiscal 1996. Net proceeds of $1,952,000 received from the sale of 2,000,000 shares of common stock were used to repay $564,000 of long-term debt and for additions to capitalized software

================================================================================

Page 12     Barrister Information Systems Corporation -- Annual Report 1996
         of $308,000 and additions to equipment and leasehold improvements of $82,000. In fiscal 1995, the Company experienced a net decrease in cash of $620,000. The principal reasons for this decrease were the use of $280,000 of cash by operating activities, the investment of $132,000 in capitalized software and $80,000 in additions to equipment and leasehold improvements and the net repayment of $163,000 of debt. In fiscal 1994, the Company experienced a net increase in cash of $376,000. Cash of $700,000 raised from the sale of common shares in a private placement and an increase of $335,000 in borrowings were partially offset by $306,000 of cash used by operating activities and $369,000 invested in additions to equipment and leasehold improvements.

         The principal cash requirements for fiscal 1997 are scheduled repayments of $726,000 of long-term debt, investment in capitalized software at levels that approximate those in fiscal 1996 and an increase in additions to equipment and leasehold improvements over amounts spent in the prior two years. Although BIS Partners forgave $450,000 of debt and reduced the interest rate on the remaining debt in fiscal 1996, the amount of debt service required for 1997 is approximately the same since the repayment period was shortened from five to three years. The Company expects to meet these cash requirements by generating positive cash from operating activities and using its cash balance of $1,198,000. Any income earned should not bear taxes since the Company had use of net deductible temporary differences and operating loss carryforwards of approximately $2,868,000 at March 31, 1996. Another potential source of cash would be the exercise of the $1.75 and/or the $2.25 Warrants that were issued in connection with the sale of common stock in March, 1996. If all the Warrants were exercised, the Company would realize $3,000,000 in additional cash. The Warrants are callable by the Company upon the occurrence of certain conditions. The Company's agreement with BIS Partners, L.P. ("BIS") to provide the Company a $500,000 line of credit expires June 30, 1996. Maximum borrowings under this line were $150,000 and no borrowings were outstanding at fiscal year end. BIS does not intend to renew the agreement. The Company is planning to replace all or a portion of this line by increasing its borrowings with Key Bank of New York or through other sources that may be available.

         If the Company is unsuccessful in returning to profitability, there can be no assurance that it will be able to generate positive cash flow from operations or that its cash balance will be sufficient to meet required debt repayments and capital expenditures for software and equipment. Further, there can be no assurance that additional capital or lines of credit will be available to the Company in those circumstances.

ACCOUNTING PRONOUNCEMENTS

         The Company is required to adopt Statements of Financial Accounting Standards Nos. 121 (Accounting of the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of) and 123 (Accounting for Stock Based Compensation) in fiscal 1997. The Company does not believe that the adoption of either standard will have a material effect on the financial statements. With respect to FAS 123, the Company does not expect to adopt the fair value accounting provisions of the standard in favor of the disclosure alternative.

================================================================================

     Barrister Information Systems Corporation -- Annual Report 1996     Page 13

================================================================================


BALANCE SHEETS
(In thousands, except share data)

                                                         March 31
                                                      ---------------
                                                       1996     1995
                                                      ---------------
ASSETS (note 3)
CURRENT ASSETS:
   Cash                                               $1,198   $  184
   Accounts receivable, less allowance for doubtful
      accounts of $100 in 1996 and $150 in 1995        1,578    1,565
   Inventories:
      Service parts                                    3,238    3,823
      Other                                              132      182
                                                      ------   ------
         Total inventories                             3,370    4,005
                                                      ------   ------
   Prepaid expenses                                       32       43
                                                      ------   ------
         Total current assets                          6,178    5,797
                                                      ------   ------
EQUIPMENT AND LEASEHOLD IMPROVEMENTS, AT COST:
   Computer and other equipment                        2,730    2,895
   Furniture and fixtures                                989      997
   Leasehold improvements                                284      292
                                                      ------   ------
                                                       4,003    4,184
   Less accumulated depreciation                       3,617    3,619
                                                      ------   ------
      Net equipment and leasehold improvements           386      565
                                                      ------   ------
SOFTWARE PRODUCTION COSTS                                381      132
OTHER ASSETS                                              33       50
                                                      ------   ------

                                                      $6,978   $6,544
                                                      ======   ======

================================================================================

Page 14   Barrister Information Systems Corporation -- Annual Report 1996

================================================================================


                                                                                March 31
                                                                         --------------------
                                                                           1996        1995
                                                                         --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
   Note payable to bank (note 3)                                         $    250    $    250
   Current installments of long-term debt ($671 in 1996
       and $37 in 1995 to a related party, notes 2 and 3)                     726          96
   Accounts payable                                                           799         933
   Accrued compensation and benefits                                          549         572
   Customer advances and unearned revenue                                     841         956
   Other accrued expenses                                                      84         110
                                                                         --------    --------
      Total current liabilities                                             3,249       2,917
                                                                         --------    --------
LONG-TERM DEBT, EXCLUDING
   CURRENT INSTALLMENTS ($1,343 in 1996 and
   $2,357 in 1995 to a related party, notes 2 and 3)                        1,392       3,329
SHAREHOLDERS' EQUITY (notes 2 through 5):
   Preferred stock, authorized 2,000,000 shares
   Common stock, $.24 par value                                                 -           -
      Authorized 20,000,000 shares at March 31, 1996;
      8,197,970 and 6,189,972 shares issued and
      outstanding in 1996 and 1995, respectively                            1,968       1,486
   Additional paid-in capital                                              21,550      19,788
   Accumulated deficit                                                    (21,181)    (20,976)
                                                                         --------    --------
      Total shareholders' equity                                            2,337         298
                                                                         --------    --------
COMMITMENTS AND CONTINGENCIES (notes 8 and 11)
                                                                         $  6,978    $  6,544
                                                                         ========    ========

See accompanying notes to financial statements

================================================================================

     Barrister Information Systems Corporation -- Annual Report 1996     Page 15

================================================================================

STATEMENTS OF OPERATIONS
(In thousands, except per share amounts)


                                                 Year Ended March 31
                                          --------------------------------
                                            1996        1995        1994
                                          --------------------------------
REVENUES:
    Product sales                         $  1,784    $  2,580    $  5,787
    Services                                11,945      12,747      11,985
                                          --------    --------    --------
       Total revenues                       13,729      15,327      17,772
                                          --------    --------    --------

COSTS AND EXPENSES:
    Cost of product sales                      771       1,897       4,796
    Cost of services                        10,245      10,249      10,043
                                          --------    --------    --------
       Total cost of revenues               11,016      12,146      14,839
    Selling, general and
       administrative expenses               2,796       2,552       3,251
    Product development and engineering        444         535         755
                                          --------    --------    --------
       Total costs and expenses             14,256      15,233      18,845
                                          --------    --------    --------
OPERATING EARNINGS (LOSS)                     (527)         94      (1,073)
INTEREST EXPENSE:
      Related party (note 3)                   108         200         217
      Other                                     56          53          44
                                          --------    --------    --------
         Total Interest                        164         253         261
                                          --------    --------    --------
LOSS BEFORE EXTRAORDINARY ITEM                (691)       (159)     (1,334)


EXTRAORDINARY GAIN ON EXTINGUISHMENT
    OF DEBT (NOTE 3)                           486          --          --
                                          --------    --------    --------
NET LOSS                                  $   (205)   $   (159)   $ (1,334)
                                          ========    ========    ========

PER COMMON SHARE:
LOSS BEFORE EXTRAORDINARY ITEM            $   (.11)   $   (.03)   $   (.53)

EXTRAORDINARY ITEM                             .08          --          --
                                          --------    --------    --------
NET LOSS                                  $   (.03)   $   (.03)   $   (.53)
                                          ========    ========    ========
WEIGHTED AVERAGE NUMBER OF
    COMMON AND COMMON
    EQUIVALENT SHARES OUTSTANDING            6,320       5,663       2,495
                                          ========    ========    ========

See accompanying notes to financial statements.

================================================================================

Page 16    Barrister Information Systems Corporation -- Annual Report 1996

================================================================================


STATEMENTS OF SHAREHOLDERS' EQUITY
(In thousands, except share data)

                                                                          Year Ended March 31
                                                                  --------------------------------
                                                                    1996        1995        1994
                                                                  --------------------------------
SERIES A PREFERRED STOCK
   Beginning balance                                              $     --    $     --    $  1,300
   Conversion into 1,300 shares of Series D preferred stock             --          --      (1,300)
                                                                  --------    --------    --------
   Ending balance                                                       --          --          --
                                                                  --------    --------    --------
SERIES C PREFERRED STOCK
   Beginning balance                                                    --          --       1,760
   Conversion into 1,760 shares of Series D preferred stock             --          --      (1,760)
                                                                  --------    --------    --------
   Ending balance                                                       --          --          --
                                                                  --------    --------    --------
SERIES D PREFERRED STOCK
   Beginning balance                                                    --       3,060          --
   Issued 3,060 shares on conversion
      of Series A and Series C preferred stock                          --          --       3,060
   Issued 1,000 shares on conversion of long-term debt                  --         250          --
   Conversion into 2,030,000 shares of common stock                     --      (3,310)         --
                                                                  --------    --------    --------
   Ending balance                                                       --          --       3,060
                                                                  --------    --------    --------
COMMON STOCK
   Beginning balance                                                 1,486         994         569
   Issued 100,000 shares and reclassified 120,000 shares on
      cancellation of redemption feature of common stock                --          --          53
   Issued 150,000 shares on conversion of long-term debt                --          --          36
   Sale of 2,008,000 shares, 20,000 shares and 1,400,000 shares
      in 1996, 1995, and 1994 respectively                             482           5         336
   Issued 2,030,000 shares on conversion of Series D
      preferred stock                                                   --         487          --
                                                                  --------    --------    --------
   Ending balance                                                    1,968       1,486         994
                                                                  --------    --------    --------
ADDITIONAL PAID-IN CAPITAL
   Beginning balance                                                19,788      16,960      16,332
   Increase in redeemable common stock                                  --          --         (41)
   Cancellation of redemption feature of common stock                   --          --         266
   Conversion of long-term debt                                         --          --          39
   Debt forgiven by BIS Partners, L.P. (note 3)                        282          --          --
   Sale of common shares                                             1,480           5         364
   Conversion of Series D preferred stock                               --       2,823          --
                                                                  --------    --------    --------
   Ending balance                                                   21,550      19,788      16,960
                                                                  --------    --------    --------
ACCUMULATED DEFICIT
   Beginning balance                                               (20,976)    (20,817)    (19,483)
   Net loss                                                           (205)       (159)     (1,334)
                                                                  --------    --------    --------
   Ending balance                                                  (21,181)    (20,976)    (20,817)
                                                                  --------    --------    --------
TOTAL SHAREHOLDERS' EQUITY                                        $  2,337    $    298    $    197
                                                                  ========    ========    ========

See accompanying notes to financial statements.

================================================================================

     Barrister Information Systems Corporation -- Annual Report 1996     Page 17

================================================================================


STATEMENTS OF CASH FLOWS
(In thousands)

                                                                   Year Ended March 31
                                                              ---------------------------
                                                               1996     1995       1994
                                                              ---------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net loss                                                   $  (205)   $(159)   $(1,334)
   Adjustments to reconcile loss to net cash
     used by operating activities:
       Depreciation                                               259      309        358
       Amortization                                                59       --         --
       Loss (gain) on disposal of equipment                        (3)       1          4
       Extraordinary gain on extinguishment of debt              (486)      --         --
       Changes in current assets and liabilities:
         Accounts receivable                                      (13)     288         95
         Inventories                                              635     (126)       489
         Prepaid expenses                                          11       (2)        47
         Accounts payable                                        (134)    (216)        22
         Accrued compensation and benefits                        (23)    (245)        --
         Customer advances and unearned revenue                  (115)     (59)       144
         Other accrued expenses                                   (26)     (71)      (131)
                                                              -------    -----    -------
           Net cash used by operating activities                  (41)    (280)      (306)
                                                              -------    -----    -------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Additions to equipment and leasehold improvements               (82)     (80)      (369)
  Proceeds on sale of equipment                                     5       10          2
  Additions to software production costs                         (308)    (132)        --
  Other                                                            17       15         14
                                                              -------    -----    -------
           Net cash used by investing activities                 (368)    (187)      (353)
                                                              -------    -----    -------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Net borrowing (repayment) on note payable to bank               --     (250)       500
   Proceeds from long-term debt                                    25      273        183
   Repayment of long-term debt                                   (564)    (186)      (348)
   Proceeds from sale of common stock                           1,962       10        700
                                                              -------    -----    -------
           Net cash provided (used) by financing activities     1,423     (153)     1,035
                                                              -------    -----    -------
NET INCREASE (DECREASE) IN CASH                                 1,014     (620)       376
CASH AT BEGINNING OF YEAR                                         184      804        428
                                                              -------    -----    -------
CASH AT END OF YEAR                                           $ 1,198    $ 184    $   804
                                                              =======    =====    =======
SUPPLEMENTAL CASH FLOW INFORMATION (note 9)

See accompanying notes to financial statements.

================================================================================

Page 18    Barrister Information Systems Corporation -- Annual Report 1996

================================================================================


NOTES TO FINANCIAL STATEMENTS

March 31, 1996, 1995 and 1994

     (1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

          (a) NATURE OF ORGANIZATION - Barrister Information Systems Corporation (the "Company") is a national supplier of Windows-based client/server software for law firms, accounting firms, consultants and departments of Fortune 1000 companies. In addition, the Company provides equipment maintenance services on a nationwide basis.

          (b) BASIS OF PRESENTATION - The financial statements include the accounts of Barrister Information Systems Corporation (the Company). The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

          (c) REVENUE RECOGNITION - The Company's operations consist primarily of providing computer software, hardware, and related services under contractual arrangements. Revenues are recognized in accordance with customer contracts and agreements, primarily upon shipment of computer hardware or upon performance of services. Revenues from maintenance contracts are recognized on a monthly basis over the term of the contract. Software license revenue (included in Product sales) is recognized upon delivery of the software product to the customer, unless the Company has significant related obligations remaining or the probability of collection is in doubt. When obligations remain after delivery, revenue is recognized when such obligations are no longer significant.

          (d) INVENTORIES - Inventories are stated at the lower of cost (first-in, first-out) or market. Service parts inventory is charged to cost of services when the part is no longer repairable or becomes excess to the Company's needs based on actual and projected service revenues.

          (e) EQUIPMENT AND LEASEHOLD IMPROVEMENTS - Depreciation is recorded on the straight-line method based on the estimated useful lives of the assets. Computer and other equipment and furniture and fixtures are depreciated over estimated useful lives of three to ten years. Improvements to leased property are depreciated over the lesser of the term of the lease or the life of the improvements.

          (f) SOFTWARE PRODUCTION AND DEVELOPMENT COSTS - Capitalized software production costs are carried at the lower of unamortized cost or net realizable value, and are amortized based on current and estimated future revenue for each product with minimum amortization on the straight-line method over the estimated economic life of the product. Capitalization ceases and amortization commences when the product is available for general release. All costs to establish the technological feasibility of computer software products are charged to operations when incurred. Technological feasibility is defined through the existence of a detailed program design or, in the absence of such, a working model.

          (g) FAIR VALUE OF FINANCIAL INSTRUMENTS - The Company follows the disclosure requirements of Statement of Financial Accounting Standards No. 107. The carrying amount of all financial instruments is a reasonable estimate of their fair value, except for the debt due BIS which, due to its nature, is not practicable to estimate its fair value.

          (h) PER SHARE DATA - Net earnings (loss) per share amounts are based on the weighted average number of common and dilutive common equivalent shares outstanding.

================================================================================

     Barrister Information Systems Corporation -- Annual Report 1996     Page 19

================================================================================


     (2)  RECAPITALIZATIONS

          (a) On March 29, 1996, the Company completed a private placement offering of 2,000,000 shares of common stock, resulting in net proceeds of $1,952,000. As part of the offering, 1,750,000 warrants for the purchase of additional common stock were also issued (note 5). Prior to the offering, a special meeting of shareholders was held on March 6, 1996, in which the shareholders approved an amendment to the Company's Certificate of Incorporation increasing the Company's authorized common stock from 10,000,000 to 20,000,000 shares and approved the sale of common stock equal to 20% or more of the Company's then outstanding stock for less than market value.

          (b) On March 31, 1994, the Company completed a $700,000 private placement of 1,400,000 shares of common stock. Additionally, the following transactions were completed:

               (i) Each share of Series A and C cumulative preferred stock was converted into one share of Series D preferred stock. As part of the conversion, all rights to cumulative unpaid dividends ($692,000) on the Series A and C preferred stock were waived. Accordingly, the net loss attributable to the common shareholders for 1994 has been computed without regard to preferred stock dividends. If these dividends had been included, the net loss per common share would have been $(.65).

               (ii) BIS Partners, L.P. (BIS) converted $300,000 of long-term debt into 150,000 common shares, and agreed to interest only payments at prime rate plus 3 percent on its revised debt for one year, with repayment in 48 equal installments thereafter. These terms were subsequently revised as described in note 3. The fair market value of the 150,000 common shares ($75,000) was used to measure the debt reduction and stock issued. The remaining debt reduction ($225,000) was included in long-term debt and was being recognized as reduced interest expense on the level yield method over the remaining term of the debt. Ninety percent of BIS is owned either directly or beneficially by certain officers and directors of the Company. These same officers and directors own approximately 42% of the Company's common stock.

              (iii) The redemption provision on 120,000 common shares was waived by the shareholder in exchange for 100,000 additional common shares.

          (c) On April 4, 1994, BIS increased its working capital loan by $250,000 which was used to repay $250,000 of the note payable to bank.

          (d) On July 1, 1994, BIS converted $250,000 of its term note into 1,000 shares of Series D preferred stock. As part of the agreement, the Company agreed to increase the interest rate on the remaining debt owed to BIS from the prime rate plus three percent to the prime rate plus four percent.

     On October 4, 1994, the shareholders approved an amendment to the Company's Certificate of Incorporation providing for the automatic conversion of each share of Series D preferred stock into 500 shares of common stock. The 1995 financial statements reflect this required conversion although the Company has not yet issued the common share certificates to all affected shareholders.

================================================================================

Page 20     Barrister Information Systems Corporation -- Annual Report 1996

================================================================================


(3)  NOTE PAYABLE AND LONG-TERM DEBT
     The note payable to bank is on a demand basis and bears interest at the prime rate plus 2 1/2 percent (10.75% at March 31, 1996). On June 27, 1995, BIS provided the Company with a $500,000 line of credit available through June 30, 1996. There were no borrowings under the line at year end. The line of credit will not be renewed at its termination.

     A summary of long-term debt follows:

                                                              March 31
                                                          ---------------
                                                            1996     1995
                                                          ---------------
                                                           (in thousands)

        Working capital note with BIS Partners, L.P.(a)   $  285   $  285
        Term note with BIS Partners, L.P.(a)               1,729    2,108
        Other(b)                                             104    1,032
                                                          ------   ------
          Total long-term debt                             2,118    3,425
        Less current installments                            726       96
                                                          ------   ------
        Long-term debt, excluding current installments    $1,392   $3,329
                                                          ======   ======


     (a) On August 31, 1995, BIS Partners, L.P. ("BIS") agreed to cancel $450,000 of long-term debt and to reduce the interest rate on the remaining debt to 8 percent. In addition, the repayment terms were modified to interest-only through March 31, 1996, with repayment in 36 equal installments thereafter. In accordance with this agreement, the Company reduced the amount of debt owed to BIS to equal the total cash to be repaid to BIS for both principal and interest. This resulted in a debt reduction of $282,000 which, due to the related party nature of the transaction, was reflected as a contribution to capital. All future payments to BIS will be recorded as a reduction in the debt balance. In connection with this transaction, the Company issued warrants to BIS to purchase 450,000 shares of its capital stock at $1.93 per share (the fair market value at issue date), exercisable through August 31, 2005. Principal repayments are to be applied first to the working capital note.

          Both notes are supported by an agreement granting a security interest in all equipment, inventories and receivables to BIS. The agreement, among other things, requires the Company to maintain certain financial ratios, prohibits dividend payments, and restricts capital expenditures, lease obligations and executive compensation. The Company was in compliance with all covenants in the agreement except for the interest coverage covenant which was waived by BIS for 1996 and 1995.

     (b) Includes, in 1995, a non-interest bearing obligation of $886,000, payable to a strategic business partner, upon the Company reaching certain profitability levels. Payments were based on a percentage of net income not to exceed $200,000 per year with no payments required after 2001. In March 1996, the creditor agreed to a one-time payment of $400,000 as full settlement on the debt. This transaction created an extraordinary gain of $486,000 in the fourth quarter of 1996.



          Payments on long-term debt are due as follows:

                  Year Ending March 31           Amount (in thousands)
                  --------------------           ---------------------
                       1997                               $   726
                       1998                                   708
                       1999                                   684
                                                            =====


================================================================================


     Barrister Information Systems Corporation -- Annual Report 1996     Page 21

================================================================================


(4)  CAPITAL STOCK
     The Series A preferred stock is non-voting, has liquidation preference rights over the Series C preferred stock and the common stock and is redeemable by the Company at any time for $1,000 per share. Each share of Series A preferred stock is convertible into 500 shares of common stock. The rights to cumulative dividends totaling $410,000 were waived on March 31, 1994 (note 2).

     The Series C preferred stock is non-voting, has liquidation preference rights over the common stock, but has no redemption or conversion rights. The rights to cumulative dividends totaling $282,000 were waived on March 31, 1994 (note 2).

     Each share of Series D preferred stock carries voting rights equal to 500 common shares, participates equally and ratably in payment of dividends with the common shares, and automatically converted into common stock upon shareholder approval of the 1994 increase in the authorized number of common shares (note 2).

     Prior to March 31, 1994, 120,000 shares of common stock had a redemption provision (note 2).

(5)  STOCK OPTIONS AND WARRANTS
     The Company has a stock incentive plan to which it currently has allocated 600,000 shares of its authorized common stock to be offered to key employees and directors. Under the plan, options are granted at prices determined by the Compensation Committee of the Board of Directors but not at a price less than the stock's market value at date of grant. The options granted may qualify as incentive stock options and are exercisable over a period of ten years. Options for 225,000 shares were exercisable at March 31, 1996.

     A summary of stock option activity follows:

                                                                             Shares Under Option at March 31
                                                                             -------------------------------
                                                                                   1996    1995    1994
                                                                             -------------------------------
                                                                                       (in thousands)
Outstanding, beginning of year                                                      492     189     157
Granted                                                                              79     361      40
Canceled                                                                            (45)    (38)     (8)
Exercised (per share) at $1.25 in 1996 and $.50 in 1995                              (8)    (20)     --
                                                                                   ----    ----    ----
Outstanding, end of year (at prices
   ranging from $.50 to $1.25)                                                      518     492     189
                                                                                   ====    ====    ====
Reserved for grant, end of year                                                      51      85     108
                                                                                   ====    ====    ====

     The following warrants are outstanding at March 31, 1996:

        Number of Shares                   Exercise Price                   Expiration Date
        ----------------                   --------------                   ---------------

            750,000                           $ 1.75                        March 29, 1998
            750,000                             2.25                        March 29, 1998
            250,000                             1.36                        March 29, 2001
            450,000                             1.93                        August 31, 2005


     The $1.75 and $2.25 warrants were issued in conjunction with the sale of 2,000,000 shares of common stock which occurred on March 29, 1996 (note 2). The exercise price is subject to adjustment in certain

================================================================================

Page 22      Barrister Information Systems Corporation -- Annual Report 1996

================================================================================


     circumstances, and the Company can call the warrants at any time after the market price exceeds the exercise price by approximately 40% for a period of 20 consecutive days. The $1.36 warrants were issued to the placement agent in conjunction with the stock offering and contain certain antidilution provisions as well as certain registration rights. The $1.93 warrants were issued on August 31, 1995 when the Company entered into a modification agreement in which BIS Partners agreed to forgive $450,000 in debt (note 3).

(6)  PENSION AND SAVINGS PLAN

     The Company has a defined contribution retirement plan covering all eligible employees. The Company partially matches employee contributions to the Plan. Expense under the plan was $21,000 in 1996, $20,000 in 1995 and $21,000 in 1994.

(7)  INCOME TAXES

     There were no tax benefits established in the statements of operations for any of the years in the three year period ended March 31, 1996 since the Company has fully reserved for the tax effect of net deductible temporary differences and operating loss carryforwards as management has determined that, under the criterion of FAS No. 109, it is more likely than not that the deferred tax assets will not be realized.

     The components of deferred tax assets fully reserved (computed using an expected effective tax rate) are as follows:

                                                ----------------
                                                  1996     1995
                                                ----------------
                                                 (in thousands)
Net operating loss carryforwards                $   635    $ 470
Inventory write downs                               304      280
Inventory costs capitalized                          56       32
Depreciation                                         81       48
Software revenue                                      -       15
Vacation pay                                         76       74
Bad debt allowance                                   40       51
Software production costs                          (152)     (45)
Debt extinguishment                                  91        -
Other                                                16       16
                                                -------    -----
                                                $ 1,147    $ 941
                                                =======    =====

     The issuance of new shares as part of the March 31, 1994 recapitalization resulted in an ownership change as defined under Section 382 of the Internal Revenue Code. The ownership change limits the future use of the net operating loss and credit carryforwards created prior to the ownership change. The pre-ownership change loss carryforward can be utilized at the rate of $80,000 per year. After application of this limitation, $1,586,000 of tax loss carryforward is available through 2011.

(8)  LEASE COMMITMENTS
     The Company conducts its operations from leased facilities and uses certain equipment primarily under operating lease arrangements. Real estate taxes, insurance, and maintenance expenses are obligations of the Company. It is expected that in the normal course of business, leases that expire will be renewed or replaced. Total rental expense was $744,000 in 1996, $818,000 in 1995 and $855,000 in 1994.

     Future minimum rental payments required under leases that have initial or remaining noncancellable lease terms in excess of one year are: $426,000 in 1997, $97,000 in 1998, $61,000 in 1999, and $61,000 in 2000.

================================================================================


     Barrister Information Systems Corporation -- Annual Report 1996     Page 23

================================================================================


(9)  SUPPLEMENTAL CASH FLOW INFORMATION

          The following provides supplemental cash flow data:

                                                        --------------------
                                                        1996     1995   1994
                                                        --------------------
                                                            (in thousands)
     Interest paid                                      $245   $  170   $261
                                                        ====   ======   ====
     Non-cash financing activities:
        Debt forgiven by BIS Partners, L.P.             $282   $   --   $ --
        Conversion of long-term debt to common
           and preferred stock                            --      250     75
        Conversion of preferred stock to common stock     --    3,310     --
        Cancellation of redemption rights on
           redeemable common stock                        --       --    319
                                                        ====   ======   ====

(10) MAJOR CUSTOMER
     Sales to the Company's largest customer accounted for 30%, 28% and 11% of total revenues for 1996, 1995 and 1994, respectively. The Company performs hardware maintenance services for end users under various subcontracts from this customer. These subcontracts can be canceled with 30 days notice.

(11) CONTINGENCIES
     The Company is a party to various legal proceedings incidental to its business. Management believes that none of these legal proceedings will have a material adverse effect on the Company's financial position, results of operations or liquidity.

(12) BUSINESS OUTLOOK
     Although the Company continued to experience difficult financial conditions as evidenced by its operating loss and the reductions in service's revenues and margins, it took significant steps to improve its balance sheet in fiscal 1996. New equity of $1,962,000 was obtained, debt was reduced by $1,307,000 and the Company's cash balance increased to $1,198,000.

     The Company's outlook for fiscal 1997 is for improved operating results primarily from expected increases in Javelan sales which have high gross margins. Despite the expected reduction in revenue from the Company's major customer, new sales leadership and market strategies are expected to bring improved results in the Company's hardware maintenance business.

     If the Company is unsuccessful in returning to profitability, there can be no assurance that it will be able to generate positive cash flow from operations or that its cash balance will be sufficient to meet required debt repayments and capital expenditures for software and equipment. Further, there can be no assurance that additional capital or lines of credit will be available to the Company in those circumstances.

================================================================================

Page 24    Barrister Information Systems Corporation -- Annual Report 1996

- --------------------------------------------------------------------------------
                          INDEPENDENT AUDITORS' REPORT
- --------------------------------------------------------------------------------



The Board of Directors and Shareholders
Barrister Information Systems Corporation:



We have audited the accompanying balance sheets of Barrister Information Systems Corporation as of March 31, 1996 and 1995, and the related statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended March 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Barrister Information Systems Corporation as of March 31, 1996 and 1995, and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 1996, in conformity with generally accepted accounting principles.





KPMG Peat Marwick LLP
Buffalo, New York
June 21, 1996

================================================================================

     Barrister Information Systems Corporation -- Annual Report 1996     Page 25

================================================================================


STOCK MARKET AND DIVIDEND INFORMATION

    The Company's common stock is traded on the American Stock Exchange under the symbol "BIS". For the periods indicated below, the following table sets forth the high and low closing bid or last trade prices as reported by AMEX.

                                                                                           Price Range
                                                                                  --------------------------------
    Quarter Ended                                                                      High              Low

      July 1, 1994                                                                      5/8              3/8
      September 30, 1994                                                                9/16             3/8
      December 30, 1994                                                                11/16             3/8
      March 31, 1995                                                                   11/16             3/8

      June 30, 1995                                                                  1  7/16             7/16
      September 29, 1995                                                             2                 1 1/16
      December 29, 1995                                                              1  3/4            1 1/8
      March 31, 1996                                                                 1 15/16           1 1/4



     The Company's common stock was held by approximately 640 shareholders of record as of June 13, 1996.

     The Company has not paid any cash dividends on its common stock and the board of directors intends to follow a policy of retaining earnings for use in the business. Under the Company's loan agreement, the payment of dividends is prohibited without the lender's consent. Accordingly, it is not anticipated that cash dividends will be paid to holders of common stock in the foreseeable future.

TRANSFER AGENT, REGISTRAR

     American Stock Transfer & Trust Company
     40 Wall Street
     New York, New York  10005
     Telephone:  (718) 921-8200

================================================================================

Page 26    Barrister Information Systems Corporation -- Annual Report 1996

================================================================================


ANNUAL MEETING

     The annual meeting of shareholders will take place at 10:00 a.m. on Thursday, August 8, 1996 at:

                  Buffalo and Erie County Public Library Auditorium Clinton and Ellicott Streets
                  Buffalo, New York  14203

SHAREHOLDERS INQUIRIES

     Address all shareholder inquiries to:

                  Secretary
                  Barrister Information Systems Corporation
                  465 Main Street
                  Buffalo, New York  14203
                  Telephone:  (716) 845-5010


================================================================================


DIRECTORS
Henry P. Semmelhack                                         Richard E. McPherson
Chairman and President                                      Retired; Former Vice President
Barrister Information Systems Corporation                   Barrister Information Systems Corporation

Franklyn S. Barry, Jr.                                      James D. Morgan
Private Investor                                            Vice President and Chief Scientist
                                                            Comptek Research, Inc.
Richard P. Beyer
Vice President, Finance                                     James Page
Barrister Information Systems Corporation                   Chief Analyst
                                                            Boxall Asset Management of Great Britain

Warren E. Emblidge, Jr.
President                                                   Jose Rivero
S. J. McCullagh, Inc.                                       Vice President, Services Division
                                                            Barrister Information Systems Corporation

OFFICERS
Henry P. Semmelhack                                         Mark J. Phillips
President and Chairman                                      Vice President, Sales

Richard P. Beyer                                            Jose Rivero
Vice President, Finance and Treasurer                       Vice President, Services Division

Mark C. Donadio
Secretary and General Counsel

================================================================================

     Barrister Information Systems Corporation -- Annual Report 1996     Page 27

- --------------------------------------------------------------------------------
                BARRISTER INFORMATION SYSTEMS CORPORATION OFFICES
- --------------------------------------------------------------------------------

CORPORATE
465 Main Street
Buffalo, NY  14203
716-845-5010
FAX:  716-845-5033

ATLANTA
One Georgia Center
Suite 1950
600 W. Peachtree St., NW
Atlanta, GA  30308
404-873-4445

BOSTON
45 Pond Street
Norwell, MA  02061
617-356-3995

CHICAGO
55 East Monroe
Mezzanine Level
Chicago, IL  60603
312-782-0563

CLEVELAND
The Atrium Office Plaza
668 Euclid Avenue
Suite 310A
Cleveland, OH  44114
216-575-7570

DENVER
518 17th Street
Suite 913
Denver, CO  80202
303-534-5819

HARTFORD
701 Hebron Ave.
Glastonbury, CT  06033
203-659-1178

LOS ANGELES
4201 Wilshire Blvd.
Suite 515
Los Angeles, CA  90010
213-549-0511

MIAMI
5825 Sunset Drive.
Suite 308
Miami, FL  33143
305-667-6908

NEW HAMPSHIRE
500 Harvey Road
P.O. Box 4015
Manchester, NH  03108
603-645-4430

NEW YORK CITY
42 Broadway, Suite 1801
New York, NY  10004
212-344-1240

PHILADELPHIA
1930 East Marlton Pike
Suite K-57
Cherry Hill, NJ  08003
609-424-8771

SAN DIEGO
6046 Cornerstone Ct. W.
Suite 102
San Diego, Ca 92121
619-535-9294

WASHINGTON/
ARLINGTON
2000 14th St. N., Suite 700
Arlington, VA  22201
703-524-9400


TimeManager and Barrister/Eagle are trademarks, Javelan and Barrister are registered trademarks and Barrister is a service mark of Barrister Information Systems Corporation. Windows, Windows NT, and SQL Server are trademarks and Microsoft is a registered trademark of Microsoft Corporation.

Copyright(C) 1996 Barrister Information
Systems Corporation.  All rights
reserved.




================================================================================

Page 28   Barrister Information Systems Corporation -- Annual Report 1996