Form 10-K405, Exhibit 13
period 1997-03-31
BARRISTER INFORMATION SYSTEMS CORP
filed 1997-06-30
CIK 754128

                                                                      EXHIBIT 13


BARRISTER INFORMATION SYSTEMS CORPORATION

         has served law firms as its principal market for 25 years. As a result, the Company has developed deep-rooted expertise in meeting the needs of law firms for products and services. This experience has heavily influenced the Company in its development, has provided the foundation for its current strategies, and will guide its vision for the future.

         The Company has made a substantial investment in its Windows(TM)-based Javelan(R) software package which enables law firms, professional service organizations, legal departments, and other groups in Fortune 1000 companies to operate effectively in the competitive environment of the 90's and to meet the computing requirements of the new millennium. Javelan is making its reputation in the market as a product which is feature rich, very fast and highly cost effective. The Company seeks to increase market share by providing a superior product, by continuing investment in both the product and the software organization, by aggressive marketing, and by providing excellent service and support. Special emphasis is being directed to organizations which must change their software prior to the year 2000, when many software systems will fail.

         The Company, which initially provided equipment maintenance services only to law firms, has become a nationwide service provider to customers in many different businesses. Substantial investments have been made to achieve growth and improved profitability. We seek to grow this business by direct sales and by establishing relationships with resellers, distributors and manufacturers. Our reputation for delivering nationwide services as a reliable and cooperative partner facilitates these efforts.

===============================================================================
        BARRISTER INFORMATION SYSTEMS CORPORATION -- ANNUAL REPORT 1997

TO OUR SHAREHOLDERS:

         In Fiscal 1997, the Company reported a net loss of $386,000 compared to a net loss of $205,000 the previous year, which included an extraordinary gain of $486,000. Total revenues for 1997 increased to $14,177,000 from the $13,729,000 achieved in 1996. Revenues grew due to increases in product sales resulting from sales of Javelan, the Company's Windows-based software product. Margins increased from both product and services revenues.

         The profits from product sales grew substantially in Fiscal 1997. Product revenues in the year reached $2,486,000, a 39% growth over the $1,784,000 achieved the previous year. Cost of goods were 35.5% in Fiscal 1997 compared to 43.2% the previous year. As a result, product margins grew 58% compared to the 39% product sales growth. While service revenues declined 2.1% from $11,945,000 to $11,691,000, margins increased approximately 12%.

         Although the Company had earned a small profit through the end of its third quarter, losses in the fourth quarter caused the year to be unprofitable. In the fourth quarter of Fiscal 1997, revenues increased to $3,731,000 from $3,564,000 the previous year. Product revenues for the same period were $534,000, compared to the $669,000 achieved in the period in 1996. Service revenues for the fourth quarter were $3,197,000, an increase over the $2,895,000 in the previous period. The net loss for the quarter was $395,000 compared to a profit the previous period of $182,000 which included an extraordinary gain of $486,000.

         Expenses for the quarter grew primarily due to increases in field service expenses. Service contracts with annualized revenues of over $1,500,000 were signed at the end of the fourth quarter. These contracts were received too late to affect the fourth quarter.

         With the capital received from the March 1996 sale of Common Stock, the Company began aggressive marketing and sales activities in order to increase revenues from both Javelan software and equipment maintenance services. Software product revenues and margins did increase substantially during the year. Service revenues began to increase in the third and fourth quarters, but not enough to offset the increases in marketing and field service expenses. The substantial service contract awards received in the fourth quarter are expected to have a positive effect on revenues in the coming year.

         Looking at the entire year, there are encouraging signs. Every quarter, except the fourth quarter, showed improvement over the previous year. Software sales grew substantially and service revenues began growing in the third and fourth quarters. The marketing investments made in the year should yield a payoff in Fiscal 1998.

         In Fiscal 1998, the Company expects to achieve profitability. Forecasts call for continued growth in Javelan sales with improving margins and continued growth in service revenues and margins through strategic partnerships and through improved expense management.

SOFTWARE
--------

         Javelan sales grew significantly during the year as satisfied customers spread the word about its excellent features and outstanding performance. Interest in Javelan is strong in its traditional law firm market and is developing in other markets including consulting firms, accounting firms and corporations. Further, we expect an increase in demand for the product as the year 2000 approaches. Many law firms and other organizations must change their computers and software prior to the year 2000 because their legacy software products will not operate properly using dates in the new century. Because Javelan will satisfy that need, and because of its increasing product recognition, it is expected to continue to capture market share.

         During Fiscal 1997, Javelan added a number of distinguished clients to its customer base. Manatt, Phelps & Phillips of Los Angeles and Anderson Kill & Olick of New York, which are in the top 250 law firms in the United States, selected Javelan. Goldstein Golub Kessler & Company, P.C., the largest independent accounting firm in New York City, became a Javelan client. Banc One Corporation selected Javelan for use by its corporate legal department. Javelan has been purchased by clients located throughout the United States, including Hawaii, Canada and the Caribbean.

         During the year, significant development occurred to enhance Javelan for its clients. Task Based Billing, Data Warehouse and Executive Information Systems modules were developed to extend the decision supporting capability Javelan provides its clients. These features make Javelan more attractive in sales to new clients and also provides additional sales opportunities to existing clients.

         As in previous years, the Time Manager and Barrister/Eagle product groups continue to support their clients and, in 1998, will continue their efforts on behalf of these clients. Many of these clients have chosen to move to the Javelan product and more are expected to make the change in the future. The choice of Javelan gives clients the technology and software they can use going into the new century.

SERVICE
-------

         Fiscal Year 1997 was a transition year for our equipment maintenance business. Revenues fell primarily due to continued reductions of contract renewals from our largest service-outsourcing partner IBM. Revenue reductions were offset by increases in end-user contract sales and the development of many new outsource partnerships, which have positioned this business for revenue growth in Fiscal Year 1998. As several of our major end-user contract sales occurred in late 1997, most of these revenues will be recognized in Fiscal 1998.

         By increasing its service reseller channels by over 300% in 1997, the equipment maintenance business began to rely less on the subcontracts from IBM. As IBM continued to shift some of its Multi-Vendor -Services ("MVS") contracts to its subsidiary throughout 1997, we established partnering agreements with dozens of other U.S. companies to perform similar services. These companies include computer equipment resellers and other MVS companies.

        ========================================================================

        BARRISTER INFORMATION SYSTEMS CORPORATION -- ANNUAL REPORT 1997

         In addition, this business will increase its focus on the sale of Warranty-Upgrade services, which are often multi-year contracts with prepayment provisions. We have been seeking relationships with various electronic equipment manufacturers to provide on-site warranty service. Such new distribution partnerships will allow us to further leverage Service Warranty Authorizations on a nationwide basis.

         In addition to our investments made in the increased marketing of our equipment maintenance capabilities in Fiscal 1997, this business procured and began the installation of a new automation system. The anticipated benefits from this system, which is expected to be completed in 1998, are improved operating management, service productivity, expanded dispatch functions, improved parts logistics, contract management, and customer billings. These benefits will lead to improved delivery of service, better utilization of service staff and further increase in customer satisfaction.

PROSPECTS FOR THE COMPANY
-------------------------

         The growing sales of Javelan, the increased market awareness of the product, and improving margins encourage us a great deal. The capture of new contracts and the establishment of strategic partnerships is a positive sign for our equipment maintenance service business. Employee morale continues to be high, and the organization is committed to improving performance.

         The progress made in Fiscal 1997 and the investments made in marketing, people and products are expected to lead to improved performance in the coming year. Our commitment and total focus is on rewarding the shareholders for their investment and perseverance.

                                                              Sincerely,

                                                              H. P. Semmelhack
                                                              President

--------------------------------------------------------------------------------
                              FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
SELECTED FINANCIAL DATA

                                                                                      Year Ended March 31
                                                     -----------------------------------------------------------------------------
                                                           1997             1996            1995            1994             1993
                                                     -----------------------------------------------------------------------------
                                                                            (In thousands, except per share amounts)
STATEMENT OF OPERATIONS DATA:
  Revenues                                             $ 14,177         $ 13,729         $ 15,327         $ 17,772      $ 16,165
  Net loss                                                 (386)            (205)            (159)          (1,334)          (62)
  Net loss per common share                                (.05)            (.03)            (.03)            (.53)         (.14)

BALANCE SHEET DATA AT YEAR END:
  Working capital                                         2,367            2,929            2,880            2,733         3,204
  Total assets                                            6,953            6,978            6,544            7,447         7,711
  Long-term debt(1)                                       1,504            1,392            3,329            3,406         3,330
  Shareholders' equity                                    1,952            2,337              298              197           478


---------------------------------------------------------------------------------------------------------------------------------
QUARTERLY FINANCIAL DATA (UNAUDITED)

The following is a summary of quarterly financial data for the fiscal years ended March 31, 1997 and March 31, 1996.
                                                       ---------------------------------------------------------------------------
                                                          1st               2nd              3rd             4th          Total
                                                        Quarter           Quarter          Quarter         Quarter        Year
                                                       ---------------------------------------------------------------------------
                                                                           (In thousands, except per share amounts)
1997
   Revenues                                             $ 3,415          $ 3,254          $ 3,777          $ 3,731      $ 14,177
   Net earnings (loss)                                       15              (33)              27             (395)         (386)
   Net earnings (loss) per common share                      --               --               --             (.05)         (.05)

1996
   Revenues                                              $3,627          $ 3,332          $ 3,206          $ 3,564      $ 13,729
   Earnings (loss) before extraordinary item                  4             (177)            (214)            (304)         (691)
   Net earnings (loss)                                        4             (177)            (214)             182          (205)
   Earnings (loss) before extraordinary item
        per common share                                     --             (.03)            (.03)           (.05)          (.11)
   Net earnings (loss) per common share                      --             (.03)            (.03)            .03           (.03)



----------------------
(1)        See note 2 to the financial statements.

===============================================================================
         BARRISTER INFORMATION SYSTEMS CORPORATION -- ANNUAL REPORT 1997

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following table sets forth for the periods indicated (i) the percentage which each item reflected in the statements of operations bears to total revenues and (ii) the percentage change of such items as compared with the indicated prior period.

                                                ----------------------------------------------------------------------
                                                                                                    Period to Period
                                                     Percentage of Total Revenues                      Percentage
                                                          Year Ended March 31                      Increase (Decrease)
                                                ----------------------------------------------------------------------
                                                                                                  1997            1996
                                                                                                   vs.             vs.
                                                    1997            1996            1995          1996            1995
                                                ----------------------------------------------------------------------
Revenues:
   Product sales                                   17.5%           13.0%           16.8%          39.3%          (30.9%)
   Services                                        82.5            87.0            83.2           (2.1)           (6.3)
                                                  -----           -----           -----
      Total revenues                              100.0           100.0           100.0            3.3           (10.4)
                                                  -----           -----           -----

Costs and expenses:
   Cost of product sales(1)                        35.5            43.2            73.5           14.5           (59.4)
   Cost of services(2)                             83.0            85.8            80.4           (5.3)            0.0
                                                  -----           -----           -----
      Total cost of revenues                       74.7            80.2            79.2           (3.9)           (9.3)
   Selling, general, and
      administrative                               24.3            20.4            16.7           23.4             9.6
   Product development and
      engineering                                   3.4             3.2             3.5            9.5           (17.0)
                                                  -----           -----           -----

      Total costs and expenses                    102.4           103.8            99.4            1.9            (6.4)
                                                  -----           -----           -----

Operating earnings (loss)                          (2.4)           (3.8)            0.6          (34.3)           --

Interest expense                                    0.3             1.2             1.6          (75.6)          (35.2)
                                                  -----           -----           -----

Loss before extraordinary item                     (2.7)           (5.0)           (1.0)         (44.1)          334.6
Extraordinary item                                   --             3.5              --             --              --
                                                  -----           -----           -----

Net loss                                           (2.7)           (1.5)           (1.0)          88.3            28.9
                                                  =====           =====           =====

--------

(1) Percentage of product sales
(2) Percentage of services revenues


===============================================================================
         BARRISTER INFORMATION SYSTEMS CORPORATION -- ANNUAL REPORT 1997

OVERVIEW


The following discussion and analysis provides information that management believes is relevant to an assessment and understanding of the Company's results of operations and financial condition. The discussion should be read in conjunction with the financial statements and accompanying notes. The Company operates predominantly in the computer services industry. Its principal source of revenues is derived from hardware maintenance services on PC related equipment provided to a broad base of customers throughout the United States. The Company also derives significant revenues from the licensing of software and software support services predominantly to the legal industry. The Company's major product, Javelan, is a time and billing and practice management system based on Microsoft Windows and client/server technology.

Recently, the Company has also sold Javelan to accounting firms, consultants and departments of Fortune 1000 companies. The Company expects to expand marketing in these areas by attending trade shows and group conferences in these markets and by establishing strategic relationships with others to enhance sales. If successful, this will reduce the Company's concentration in the legal market and reduce potential volatility of sales. The market for Javelan is characterized as having: potential customers concentrated in major cities throughout the United States; little foreign competition; high barriers of entry based on the substantial investment required to develop the sophisticated functionality of the software; product life cycles between 5 and 10 years; and price elasticity. Pricing for Javelan is based on the size of the system and functions licensed. Since individual sales can be for sizable amounts and are characterized by high margins, and because the timing of when contracts are signed is unpredictable, operating results for any given period can vary significantly. Because of competition, market demands and changing technology, there is a continuing requirement to invest in product features and functions to remain a viable competitor. The Company believes that it has the technological expertise to maintain a state-of-the-art product and that the trend of increasing sales of Javelan will provide the financing for its product development needs.

The hardware maintenance business has been generated through direct sales to end users and subcontracts from other companies. In addition, a number of contractual relationships have been established with computer resellers and value added resellers to provide maintenance services to their customers. Marketing focus is being placed on obtaining new business partners, as well as increasing the level of business with established business partners. The market for hardware maintenance services is very large; it encompasses all businesses, is highly price competitive, has low technological barriers to entry and the equipment serviced has short product life cycles.

===============================================================================
         BARRISTER INFORMATION SYSTEMS CORPORATION -- ANNUAL REPORT 1997

RESULTS OF OPERATIONS

The increase in product sales for fiscal 1997 as compared to 1996 resulted from increased sales of the Company's Javelan software product. A decline in the sale of low margin (10%-15%) commodity products also occurred for the comparable annual periods. The decrease in product sales for fiscal 1996 as compared to 1995 resulted from a de-emphasis on the sale of commodity products. The percentage of margin realized on product sales increased for both years based on the increased percentage of product sales that were comprised of the Javelan software product which has a smaller associated cost of sales. Margins on Javelan sales, which can include various hardware and third party software, in addition to the Company developed software, generally amount to between 60% and 100% depending on the configuration of the sale. Based on the increased level of Javelan sales, higher levels of qualified prospects and sales outside the legal market, the Company expects to achieve further increases in Javelan sales in fiscal 1998, which should have a favorable effect on margins in that year.

The decrease in services revenues for fiscal 1997 as compared to 1996 and for fiscal 1996 as compared to 1995 was principally due to decreased revenues from hardware maintenance services. These revenues were affected by the non-renewal of two large subcontracts from IBM in August, 1995, a third large subcontract in May, 1996 and a reduction in contracts for the Company's older minicomputer equipment. Revenues from IBM accounted for 20%, 30% and 28% of total revenues for fiscal years 1997, 1996 and 1995, respectively. The Company expects that revenues from this customer will once again drop as a percentage of total revenues in fiscal 1998. IBM's contract with the Company has a provision that stipulates that IBM is able to terminate any of its contracts by providing 30 days advance notice. As a result, the Company increased its efforts to obtain business by signing additional contracts from its existing business partners, by establishing new business partners and through direct sales. In this regard, the Company, in October, 1996, contracted with CIC Systems Inc. to be CIC's primary supplier of computer hardware maintenance services for CIC's customers nationwide. Increased hardware maintenance revenues in the third and fourth quarters of fiscal 1997 were a direct result of this contract. Additional contracts with other companies have been signed recently which are expected to produce increased services revenues in fiscal 1998. In addition, services revenues (installation and training services, conversion services and custom programming) associated with the sale of Javelan increased in fiscal 1997 and are expected to increase again in 1998. However, if IBM were to cancel a major portion of its subcontracts to the Company, or if the Company's sales and marketing efforts are unsuccessful, an adverse impact on the Company's results of operations for fiscal 1998 could occur. Margins on services revenues increased for fiscal 1997 as compared to 1996 as labor and parts costs were reduced at a higher rate than the drop in revenues. When fiscal 1996 is compared to 1995, margins on services revenues decreased primarily due to increased costs for parts utilized to maintain equipment which offset savings in labor costs. Cost of services includes a provision for service parts inventory deemed to be no longer repairable or excess to the Company's needs based on actual and projected service revenues. The amount of such charges were


===============================================================================
         BARRISTER INFORMATION SYSTEMS CORPORATION -- ANNUAL REPORT 1997

$900,000, $1,045,000 and $689,000 for 1997, 1996 and 1995, respectively. The increase in selling, general and administrative expenses as a percentage of total revenues for fiscal 1997 as compared to 1996 resulted primarily from increases in selling expenses associated with enhanced efforts to obtain new hardware maintenance contracts and increased levels of Javelan sales. The increase in these expenses when fiscal 1996 is compared to 1995 resulted from an increase in selling expenses associated with the Javelan product, increased corporate expenses and lower levels of revenues.

Expenditures for product development and engineering, before taking into account amounts capitalized and amortized for software production costs, increased a small amount in each of the comparative fiscal periods. Costs capitalized as software production costs amounted to $330,000, $308,000 and $132,000 in 1997, 1996 and 1995, respectively. Amortization, which commenced in 1996, amounted to $116,000 in 1997 and $59,000 in 1996.

Interest expense as a percentage of revenues decreased for fiscal 1997 as compared to 1996 and for fiscal 1996 as compared to 1995 based on reductions in interest expense to BIS Partners, L.P. This resulted from the effect of the debt forgiveness by BIS Partners in August, 1995 (see note 2 to the financial statements). BIS Partners, L.P. is ninety percent owned, either directly or indirectly by certain officers and directors of the Company. The accounting treatment of this transaction stipulates that the debt forgiveness must first be considered a reduction of all future interest expense before any restructuring gain is measured. The restructuring gain ultimately determined in fiscal 1996 was credited directly to additional paid-in capital due to its related party nature. Loan payments after August, 1995 are accordingly being recorded as reductions in the principal balance of the loan. Based on a further restructuring of this loan in March, 1997, which extended the period of repayment and modified the interest rate from a fixed 8% to a variable rate based on prime plus 3.5%, approximately $150,000 of interest expense is expected to be recorded on this loan in 1998.

The Company realized an extraordinary gain of $486,000 from the repayment in March, 1996 of a recorded third party obligation of $886,000 for a one-time payment of $400,000. Previously, repayment of this obligation was contingent, based on a percentage of net income not to exceed $200,000 per year with no payments required after 2001. Due to the Company's series of losses, no repayment had been made on the contingent debt. Before this extraordinary gain, the Company incurred a loss of $691,000 in 1996.

Based on the consideration of the weight of both positive and negative evidence as required by Statement of Financial Accounting Standards No. 109, management has determined that it is more likely than not that the deferred tax assets will not be realized. Therefore, no tax benefits were established in the statements of operations for any of the years in the three-year period ended March 31, 1997, since the Company has fully reserved for the tax effect of net deductible temporary differences and operating loss carry forwards. These benefits will be recorded in future periods as they are realized or as their realization becomes predictable.


===============================================================================
         BARRISTER INFORMATION SYSTEMS CORPORATION -- ANNUAL REPORT 1997

LIQUIDITY AND CAPITAL RESOURCES

The Company experienced a net decrease in cash of $972,000 during fiscal 1997. Principal uses of cash during the year were additions to equipment and leasehold improvements of $332,000, additions to capitalized software of $330,000 and repayment of long-term debt of $544,000. These uses were partially offset by net cash provided by operating activities of $167,000. In fiscal 1996, the Company experienced a net increase in cash of $1,014,000. Net proceeds of $1,952,000 received from the sale of 2,000,000 shares of common stock were used to repay $564,000 of long-term debt and for additions to capitalized software of $308,000 and additions to equipment and leasehold improvements of $82,000. In fiscal 1995, the Company experienced a net decrease in cash of $620,000. The principal reasons for this decrease were the use of $280,000 of cash by operating activities, the investment of $132,000 in capitalized software and $80,000 in additions to equipment and leasehold improvements and the net repayment of $163,000 of debt.

The principal cash requirements for fiscal 1998 are investments in capitalized software at levels that approximate those in fiscal 1997 and additions to equipment and leasehold improvements that are expected to be lower than amounts spent in fiscal 1997. Debt repayments should approximate $100,000 which is a significant reduction over amounts repaid in the prior two years. This reduction is based on an agreement reached with BIS Partners, L.P. in March, 1997 to lengthen the repayment period of their note with lower monthly repayments in the earlier years. This agreement will result in an increase in interest expense in fiscal 1998. The Company expects to meet these cash requirements by generating positive cash flow from operating activities. Any income earned should not require cash payments for taxes, since the Company has use of net deductible temporary differences and operating loss carryforwards of approximately $3,212,000 at March 31, 1997. The Company expects to achieve growth in both product sales and services revenues in 1998. Javelan sales have grown in each of the past three years and another year of growth is foreseen. This growth should be aided by the need of companies to replace their current software before the year 2000, since many software packages were not designed to handle the year 2000 in system calculations. Increased Javelan sales will also lead to an increase of associated installation, training and conversion revenues. Expectations are that the downward trend in services revenues will be reversed in 1998. Recently, a number of agreements have been signed with new business partners and an increase in new contracts have been realized in March 1997 and the beginning months of fiscal 1998. An added operating cash benefit to a number of these agreements is the sale of warranty upgrade contracts which generally have terms up to three years and are prepaid at the time the contract is signed. Also, the Company is actively pursuing additional borrowings for working capital from asset-based lenders. The Company believes that additional borrowing could be available before the close of the second quarter. If the $1.75 and/or the $2.25 warrants that were issued in connection with the sale of the common stock in March 1996 were exercised, the Company would


===============================================================================
        BARRISTER INFORMATION SYSTEMS CORPORATION -- ANNUAL REPORT 1997 realize $3,000,000 in additional cash. However, these warrants expire in March, 1998, and the price of the Company's stock is currently less than the exercise price of the warrants. Even if the price of the Company's stock should increase, there can be no assurance that the warrants would be exercised.

If the Company is unsuccessful in returning to profitability, there can be no assurance that it will be able to generate positive cash flow from operations or that sufficient cash will be available to meet its required obligations. Further, there can be no assurance that borrowing will be available from asset-based lenders or that other sources of cash will be available.

FORWARD-LOOKING STATEMENT

When used in this report, the words "expects", "believes" and "intends" and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties which could cause actual results to differ materially from those projected. Readers are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof. The Company undertakes no obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrences of unanticipated events. Readers are also urged to carefully review and consider the various disclosures made by the Company which attempt to advise interested parties of the factors which affect the Company's business in the Company's periodic reports on Form 10K and 10Q filed with the Securities and Exchange Commission.


===============================================================================
         BARRISTER INFORMATION SYSTEMS CORPORATION -- ANNUAL REPORT 1997

BALANCE SHEETS
(In thousands, except share data)

                                                                                                       March 31
                                                                                           ------------------------------
                                                                                              1997                1996
                                                                                           ------------------------------
ASSETS (Note 2)

CURRENT ASSETS:

   Cash                                                                                     $  226                 $1,198
   Accounts receivable, less allowance for doubtful
      accounts of $125 in 1997 and $100 in 1996                                              2,598                  1,578

   Inventories:
      Service parts                                                                          2,826                  3,238
      Other                                                                                    146                    132
                                                                                            ------                 ------

         Total inventories                                                                   2,972                  3,370
                                                                                            ------                 ------

   Prepaid expenses                                                                             67                     32
                                                                                            ------                 ------

         Total current assets                                                                5,863                  6,178
                                                                                            ------                 ------

EQUIPMENT AND LEASEHOLD IMPROVEMENTS, AT COST:

   Computer and other equipment                                                              2,873                  2,730

   Furniture and fixtures                                                                      968                    989

   Leasehold improvements                                                                      284                    284
                                                                                            ------                 ------

                                                                                             4,125                  4,003

   Less accumulated depreciation                                                             3,666                  3,617
                                                                                            ------                 ------

      Net equipment and leasehold improvements                                                 459                    386
                                                                                            ------                 ------

SOFTWARE PRODUCTION COSTS                                                                      595                    381

OTHER ASSETS                                                                                    36                     33
                                                                                            ------                 ------


                                                                                            $6,953                 $6,978
                                                                                            ======                 ======



===============================================================================
     BARRISTER INFORMATION SYSTEMS CORPORATION -- ANNUAL REPORT 1997



                                                                                                       March 31
                                                                                           -------------------------------
                                                                                              1997                1996
                                                                                           -------------------------------
         LIABILITIES AND SHAREHOLDERS' EQUITY

         CURRENT LIABILITIES:
            Note payable to bank (note 2)                                                   $  250           $    250
            Current installments of long-term debt ($55 in 1997
                and $671 in 1996 to a related party, note 2)                                    99                726
            Accounts payable                                                                 1,119                799
            Accrued compensation and benefits                                                  642                549
            Customer advances and unearned revenue                                           1,320                841
            Other accrued expenses                                                              67                 84
                                                                                           -------            -------

               Total current liabilities                                                     3,497              3,249
                                                                                           -------            -------

         LONG-TERM DEBT, EXCLUDING
            CURRENT INSTALLMENTS ($1,475 in 1997 and
            $1,343 in 1996 to a related party, note 2)                                       1,504              1,392

         SHAREHOLDERS' EQUITY (notes 2 through 4):
            Preferred stock, authorized 2,000,000 shares                                       --                  --
            Common stock, $.24 par value.
               Authorized 20,000,000 shares;
               8,201,300 and 8,197,970 shares issued and
               outstanding in 1997 and 1996, respectively                                    1,968              1,968
            Additional paid-in capital                                                      21,551             21,550
            Accumulated deficit                                                            (21,567)           (21,181)
                                                                                           -------            -------

               Total shareholders' equity                                                    1,952              2,337
                                                                                           -------            -------

         COMMITMENTS AND CONTINGENCIES (notes 7 and 10)

                                                                                            $6,953            $ 6,978
                                                                                           =======            =======

         See accompanying notes to financial statements.

===============================================================================
         BARRISTER INFORMATION SYSTEMS CORPORATION -- ANNUAL REPORT 1997

STATEMENTS OF OPERATIONS
(In thousands, except per share amounts)

                                                                                          Year Ended March 31
                                                                        ----------------------------------------------
                                                                           1997               1996              1995
                                                                        ----------------------------------------------
 REVENUES:
     Product sales                                                      $  2,486           $  1,784           $  2,580
     Services                                                             11,691             11,945             12,747
                                                                        --------           --------           --------
        Total revenues                                                    14,177             13,729             15,327
                                                                        --------           --------           --------

 COSTS AND EXPENSES:
     Cost of product sales                                                   883                771              1,897
     Cost of services                                                      9,703             10,245             10,249
                                                                        --------           --------           --------
        Total cost of revenues                                            10,586             11,016             12,146

     Selling, general and
        administrative expenses                                            3,451              2,796              2,552
     Product development and engineering                                     486                444                535
                                                                        --------           --------           --------
        Total costs and expenses                                          14,523             14,256             15,233
                                                                        --------           --------           --------
 OPERATING EARNINGS (LOSS)                                                  (346)              (527)                94

 INTEREST EXPENSE:
       Related party (note 2)                                                  2                108                200
       Other                                                                  38                 56                 53
                                                                        --------           --------           --------
          Total Interest                                                      40                164                253
                                                                        --------           --------           --------
 LOSS BEFORE EXTRAORDINARY ITEM                                             (386)              (691)              (159)

 EXTRAORDINARY GAIN ON EXTINGUISHMENT
     OF DEBT (NOTE 2)                                                       --                  486               --
                                                                        --------           --------           --------
 NET LOSS                                                               $   (386)          $   (205)          $   (159)
                                                                        ========           ========           ========

 PER COMMON SHARE:

 LOSS BEFORE EXTRAORDINARY ITEM                                         $   (.05)          $   (.11)          $   (.03)

 EXTRAORDINARY ITEM                                                         --                  .08               --
                                                                        --------           --------           --------

 NET LOSS                                                               $   (.05)          $   (.03)          $   (.03)
                                                                        ========           ========           ========
 WEIGHTED AVERAGE NUMBER OF
     COMMON AND COMMON
       EQUIVALENT SHARES OUTSTANDING                                       8,567              6,320              5,663
                                                                        ========           ========           ========


         See accompanying notes to financial statements.

===============================================================================
         BARRISTER INFORMATION SYSTEMS CORPORATION -- ANNUAL REPORT 1997

STATEMENTS OF SHAREHOLDERS' EQUITY

(In thousands, except share data)

                                                                                   Year Ended March 31
                                                                     -----------------------------------------------
                                                                       1997               1996                 1995
                                                                     -----------------------------------------------

SERIES D PREFERRED STOCK
   Beginning balance                                                 $   --             $   --           $     3060
   Issued 1,000 shares on conversion of long-term debt                   --                 --                  250
   Conversion into 2,030,000 shares of common stock                      --                 --               (3,310)
                                                                     --------           --------           --------
   Ending balance                                                        --                 --                 --
                                                                     --------           --------           --------

COMMON STOCK
   Beginning balance                                                    1,968              1,486                994
   Sale of 3,332 shares, 2,008,000 shares and 20,000
      shares in 1997, 1996 and 1995, respectively                        --                  482                  5
   Issued 2,030,000 shares on conversion of Series D
      preferred stock                                                    --                 --                  487
                                                                     --------           --------           --------
   Ending balance                                                       1,968              1,968              1,486
                                                                     --------           --------           --------

ADDITIONAL PAID-IN CAPITAL
   Beginning balance                                                   21,550             19,788             16,960
   Debt forgiven by BIS Partners, L.P. (note 2)                          --                  282               --
   Sale of common shares                                                    1              1,480                  5
   Conversion of Series D preferred stock                                --                 --                2,823
                                                                     --------           --------           --------
   Ending balance                                                      21,551             21,550             19,788
                                                                     --------           --------           --------

ACCUMULATED DEFICIT
   Beginning balance                                                  (21,181)           (20,976)           (20,817)
   Net loss                                                              (386)              (205)              (159)
                                                                     --------           --------           --------
   Ending balance                                                     (21,567)           (21,181)           (20,976)
                                                                     --------           --------           --------

TOTAL SHAREHOLDERS' EQUITY                                           $  1,952           $  2,337           $    298
                                                                     ========           ========           ========


   See accompanying notes to financial statements.

===============================================================================
         BARRISTER INFORMATION SYSTEMS CORPORATION -- ANNUAL REPORT 1997

STATEMENTS OF CASH FLOWS
(In thousands)

                                                                                            Year Ended March 31
                                                                              -------------------------------------------
                                                                                  1997             1996             1995
                                                                              -------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net loss                                                                   $  (386)          $  (205)          $(159)
   Adjustments to reconcile loss to net cash
     provided (used) by operating activities:
       Depreciation                                                               207               259             309
       Amortization                                                               116                59            --
         Loss (gain) on disposal of equipment                                      12                (3)              1
       Extraordinary gain on extinguishment of debt                              --                (486)           --
       Changes in current assets and liabilities:
         Accounts receivable                                                   (1,020)              (13)            288
         Inventories                                                              398               635            (126)
         Prepaid expenses                                                         (35)               11              (2)
         Accounts payable                                                         320              (134)           (216)
         Accrued compensation and benefits                                         93               (23)           (245)
         Customer advances and unearned revenue                                   479              (115)            (59)
         Other accrued expenses                                                   (17)              (26)            (71)
                                                                              -------           -------           -----
           Net cash provided (used) by operating activities                       167               (41)           (280)
                                                                              -------           -------           -----

CASH FLOWS FROM INVESTING ACTIVITIES:
  Additions to equipment and leasehold improvements                              (332)              (82)            (80)
  Proceeds on sale of equipment                                                    40                 5              10
    Additions to software production costs                                       (330)             (308)           (132)
  Other                                                                            (3)               17              15
                                                                              -------           -------           -----
           Net cash used by investing activities                                 (625)             (368)           (187)
                                                                              -------           -------           -----

CASH FLOWS FROM FINANCING ACTIVITIES:
   Net repayment on note payable to bank                                         --                --              (250)
   Proceeds from long-term debt                                                    29                25             273
   Repayment of long-term debt                                                   (544)             (564)           (186)
   Proceeds from sale of common stock                                               1             1,962              10
                                                                              -------           -------           -----
           Net cash provided (used) by financing activities                      (514)            1,423            (153)
                                                                              -------           -------           -----

NET INCREASE (DECREASE) IN CASH                                                  (972)            1,014            (620)
CASH AT BEGINNING OF YEAR                                                       1,198               184             804
                                                                              -------           -------           -----
CASH AT END OF YEAR                                                           $   226           $ 1,198           $ 184
                                                                              =======           =======           =====

SUPPLEMENTAL CASH FLOW INFORMATION (note 8)

See accompanying notes to financial statements.

===============================================================================
         BARRISTER INFORMATION SYSTEMS CORPORATION -- ANNUAL REPORT 1997

NOTES TO FINANCIAL STATEMENTS

March 31, 1997, 1996 and 1995

    (1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         (a) NATURE OF ORGANIZATION - Barrister Information Systems Corporation (the "Company") is a national supplier of Windows-based client/server software for law firms, accounting firms, consultants and departments of Fortune 1000 companies. In addition, the Company provides equipment maintenance services on a nationwide basis.

         (b) BASIS OF PRESENTATION - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         (c) REVENUE RECOGNITION - Product sales include the licensing of Javelan software and, to a lesser extent, the sale of computer hardware. Software license revenue is recognized upon delivery of the software product to the customer, unless the Company has significant related obligations remaining or the probability of collection is in doubt. When obligations remain after delivery, revenue is recognized when such obligations are no longer significant. Sales of hardware are recorded upon shipment.

                Services revenues include hardware maintenance services, which are primarily under contractual arrangements, and software related services such as system conversions, installation and training. Revenues from hardware maintenance contracts are recognized on a monthly basis over the term of the contract. Software service revenue, which is priced separately from the software, is recognized as the service is provided.

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

===============================================================================
        BARRISTER INFORMATION SYSTEMS CORPORATION -- ANNUAL REPORT 1997

         (g) STOCK-BASED COMPENSATION - Stock options are accounted for using Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations, whereby compensation is measured as the difference between an option's exercise price and the market value of the underlying stock at the grant date. See note 4 for the pro forma effect on net loss and net loss per share as if the fair value-based method of accounting prescribed by Statement of Financial Accounting Standard (SFAS) No. 123 "Accounting for Stock-based Compensation" had been applied.

        (h) FAIR VALUE OF FINANCIAL INSTRUMENTS - The Company follows the disclosure requirements of Statement of Financial Accounting Standards No. 107. The carrying amount of all financial instruments is a reasonable estimate of their fair value, except for the debt due BIS Partners, L.P. which, due to its nature, is not practicable to estimate its fair value.

        (i) LONG-LIVED ASSETS - The Company follows the accounting requirements of SFAS No. 121 "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed Of", which requires impairment losses to be recorded on long-lived assets used in operations or are expected to be disposed of, when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the carrying value of the assets.

        (j) PER SHARE DATA AND EARNINGS PER SHARE - Net earnings (loss) per share amounts are based on the weighted average number of common and dilutive common equivalent shares outstanding. The Company will adopt SFAS 128 "Earnings per Share" in 1998. The statement specifies the computation, presentation, and disclosure requirements for earnings per share and requires restatement of all prior period earnings per share data presented after its effective date. The Company has determined that the statement will have no impact on currently disclosed loss per share data.

    (2)  NOTE PAYABLE AND LONG-TERM DEBT

         The note payable to bank is on a demand basis and bears interest at the prime rate plus 2 1/2 percent (10.75% at March 31, 1997).

         A summary of long-term debt follows:

                                                                          March 31
                                                                --------------------------
                                                                   1997              1996
                                                                --------------------------
                                                                       (in thousands)

           Working capital note with BIS Partners, L.P.          $ --               $  285
           Term note with BIS Partners, L.P.                      1,530              1,729
           Other                                                     73                104
                                                                 ------             ------
             Total long-term debt                                 1,603              2,118
           Less current installments                                 99                726
                                                                 ------             ------
           Long-term debt, excluding current installments        $1,504             $1,392
                                                                 ======             ======


        BIS Partners, L.P. ("BIS") is ninety percent owned either directly or beneficially by certain officers and directors of the Company. These same officers and directors own approximately 42% of the Company's common stock. On August 31, 1995, BIS agreed to cancel $450,000 of long-term debt and to reduce the interest rate on the remaining debt to 8 percent. In addition, the repayment terms were modified to

===============================================================================
        BARRISTER INFORMATION SYSTEMS CORPORATION -- ANNUAL REPORT 1997 interest-only through March 31, 1996, with repayment in 36 equal installments thereafter. In accordance with this agreement, the Company reduced the amount of debt owed to BIS to equal the total cash to be repaid to BIS for both principal and interest. This resulted in a debt reduction of $282,000 which, due to the related party nature of the transaction, was reflected as a contribution to capital. All future payments to BIS were to be recorded as a reduction in the debt balance with no interest expense. In connection with this transaction, the Company issued warrants to BIS to purchase 450,000 shares of its capital stock at $1.93 per share (the fair market value at issue date), exercisable through August 31, 2005.

        During the fourth quarter of fiscal 1997, the Company again renegotiated the terms of its agreement with BIS, extending the repayment schedule through the year 2004 and, accordingly, reducing cash payments otherwise scheduled in fiscal 1998 and 1999 and adjusting the interest rate to prime plus 3.5%. As a result of this restructuring and the incremental cash flow it will require, the Company again expects to recognize interest expense in future years based on an effective estimated rate.

        The BIS note is supported by an agreement granting a security interest in all equipment, inventories and receivables. The agreement, among other things, requires the Company to maintain certain financial ratios, prohibits dividend payments, and restricts capital expenditures, lease obligations and executive compensation. The Company was in compliance with all covenants in the agreement except for the interest coverage covenant which was waived by BIS for 1997 and 1996.

        In March 1996, an unrelated creditor agreed to a one-time payment of $400,000 as full settlement on debt with a recorded value of $886,000. This transaction created an extraordinary gain of $486,000 in the fourth quarter of 1996.

        Payments on long-term debt are estimated to be due as follows:

            Year Ending March 31                        Amount (in thousands)
            --------------------                        ---------------------
                      1998                                    $   99
                      1999                                       118
                      2000                                       167
                      2001                                       251
                      2002                                       339
                    2003-2004                                    629
                                                               =====

(3)     CAPITAL STOCK

        On March 29, 1996, the Company completed a private placement offering of 2,000,000 shares of common stock, resulting in net proceeds of $1,952,000. As part of the offering, 1,750,000 warrants for the purchase of additional common stock were also issued (note 4). Prior to the offering, a special meeting of shareholders was held on March 6, 1996, in which the shareholders approved an amendment to the Company's Certificate of Incorporation increasing the Company's authorized common stock from 10,000,000 to 20,000,000 shares and approved the sale of common stock equal to 20% or more of the Company's then outstanding stock for less than market value.

        All shares of Series D preferred stock were owned by individual partners of BIS and were converted into common stock in fiscal 1995.


===============================================================================
        BARRISTER INFORMATION SYSTEMS CORPORATION -- ANNUAL REPORT 1997

   (4)  STOCK OPTIONS AND WARRANTS

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

        A summary of stock option activity follows:

                                                -----------------------------------------------------------------------
                                                          1997                    1996                    1995
                                                -----------------------  ----------------------  ----------------------
                                                               Weighted                Weighted                Weighted
                                                               Average                 Average                 Average
                                                    Shares    Exercise      Shares    Exercise      Shares    Exercise
                                                 (thousands)   Price     (thousands)   Price     (thousands)   Price
                                                 ----------------------  ----------------------  ----------------------

        Outstanding beginning of year                536      $  0.55         510     $  0.55         207     $  0.65
              Granted                                  -                       79        0.50         361        0.50
              Canceled                                (8)        0.50         (45)       0.56         (38)       0.65
              Exercised                               (3)        0.50          (8)       1.25         (20)       0.50
                                                 -------                 --------                --------
        Outstanding end of year                      525         0.56         536        0.55         510        0.55
                                                 =======                 ========                ========
        Exercisable at year end                      342         0.55         232        0.56         144        0.56
                                                 =======                 ========                ========
        Reserved for grant, end of year               41                       33                      67
                                                 =======                 ========                ========


        At March 31, 1997, the range of exercise prices and weighted average remaining contractual life of outstanding options was $.50 - $1.25 and
        7.5 years, respectively.

        The per share weighted average fair value of stock options granted during 1996 was $0.38 on the date of grant using the Black Scholes option-pricing model with the following assumptions:

                     Risk-free interest rate                         6.35%
                     Price volatility                                49.8%
                     Dividend yield                                     0%
                     Expected term in years                             7

        The Company applies APB Opinion No. 25 in accounting for the Plan and, since options have been granted with exercise prices equal to the market value per share, no compensation cost has been recognized in the financial statements. Had the Company determined compensation cost based on the fair value of options at the grant date, the reported net loss for 1997 and 1996 would be increased by $17,000 and $6,000, respectively, with no change in the reported loss per share. The full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma effect on the net loss because compensation cost is reflected over the options' vesting period of 3 years and compensation cost for options granted prior to April 1, 1995 is not considered.

        The following warrants are outstanding at March 31, 1997:

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


===============================================================================
        BARRISTER INFORMATION SYSTEMS CORPORATION -- ANNUAL REPORT 1997

        The $1.75 and $2.25 warrants were issued in conjunction with the sale of 2,000,000 shares of common stock which occurred on March 29, 1996 (note 3). The exercise price is subject to adjustment in certain circumstances, and the Company can call the warrants at any time after the market price exceeds the exercise price by approximately 40% for a period of 20 consecutive days. The $1.36 warrants were issued to the placement agent in conjunction with the stock offering and contain certain antidilution provisions as well as certain registration rights. The $1.93 warrants were issued on August 31, 1995 when the Company entered into a modification agreement in which BIS agreed to forgive $450,000 in debt (note 2).

(5)     PENSION AND SAVINGS PLAN

        The Company has a defined contribution retirement plan covering all eligible employees. The Company partially matches employee contributions to the Plan. Expense under the plan was $25,000 in 1997, $21,000 in 1996 and $20,000 in 1995.

(6)     INCOME TAXES

        There were no tax benefits established in the statements of operations for any of the years in the three year period ended March 31, 1997 since the Company has fully reserved for the tax effect of net deductible temporary differences and operating loss carryforwards as management has determined that, under the criterion of FAS No. 109, it is more likely than not that the deferred tax assets will not be realized.

        The components of deferred tax assets fully reserved (computed using an expected effective tax rate) are as follows:

                                                  --------------------------
                                                    1997              1996
                                                  --------------------------
                                                       (in thousands)

         Net operating loss carryforwards      $    851          $    635

         Inventory write downs                      352               304

         Inventory costs capitalized                 30                56

         Depreciation                                90                81

         Vacation pay                                91                76

         Bad debt allowance                          50                40

         Software production costs                 (238)             (152)

         Debt extinguishment                         42                91

         Other                                       17                16
                                                -------           -------
                                                $ 1,285           $ 1,147
                                                =======           =======


        A prior year ownership change limits the future use of the net operating loss and credit carryforwards created prior to the ownership change. The pre-ownership change loss carryforward can be utilized at the rate of $80,000 per year. After application of this limitation, $2,127,000 of tax loss carryforward is available through 2012.


===============================================================================
        BARRISTER INFORMATION SYSTEMS CORPORATION -- ANNUAL REPORT 1997

(7)     LEASE COMMITMENTS

        The Company conducts its operations from leased facilities and uses certain equipment primarily under operating lease arrangements. Real estate taxes, insurance, and maintenance expenses are obligations of the Company. It is expected that in the normal course of business, leases that expire will be renewed or replaced. Total rental expense was $703,000 in 1997, $744,000 in 1996 and $818,000 in 1995.

        Future minimum rental payments required under leases that have initial or remaining noncancellable lease terms in excess of one year are:
        $358,000 in 1998, $68,000 in 1999, $61,000 in 2000, and $5,000 in 2001.

(8)     SUPPLEMENTAL CASH FLOW INFORMATION

        The following provides supplemental cash flow data:

                                                                     ------------------------------------------
                                                                         1997            1996              1995
                                                                     ------------------------------------------
                                                                                     (in thousands)

         Interest paid                                                $    40          $   245         $    170
                                                                      =======          =======         ========

         Non-cash financing activities (BIS Partners, L.P.):
            Debt forgiven                                             $     -          $   282         $      -
            Conversion of long-term debt to common
               and preferred stock                                          -                -              250
            Conversion of preferred stock to common stock                   -                -            3,310
                                                                      =======          =======         ========


(9)     MAJOR CUSTOMER

        Sales to the Company's largest customer accounted for 20%, 30% and 28% of total revenues for 1997, 1996 and 1995, respectively. The Company performs hardware maintenance services for end users under various subcontracts from this customer. These subcontracts can be canceled with 30 days notice.

(10)    CONTINGENCIES

        The Company is a party to various legal proceedings incidental to its business. Management believes that none of these legal proceedings will have a material adverse effect on the Company's financial position, results of operations or liquidity.


===============================================================================
     BARRISTER INFORMATION SYSTEMS CORPORATION -- ANNUAL REPORT 1997

-------------------------------------------------------------------------------
                          INDEPENDENT AUDITORS' REPORT
--------------------------------------------------------------------------------

The Board of Directors and Shareholders
Barrister Information Systems Corporation:


We have audited the accompanying balance sheets of Barrister Information Systems Corporation as of March 31, 1997 and 1996, and the related statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended March 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Barrister Information Systems Corporation as of March 31, 1997 and 1996, and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 1997, in conformity with generally accepted accounting principles.


KPMG Peat Marwick LLP
Buffalo, New York
June 20, 1997


===============================================================================
     BARRISTER INFORMATION SYSTEMS CORPORATION -- ANNUAL REPORT 1997

STOCK MARKET AND DIVIDEND INFORMATION

        The Company's common stock is traded on the American Stock Exchange under the symbol "BIS". For the periods indicated below, the following table sets forth the high and low closing bid or last trade prices as reported by AMEX.

                                                           Price Range
                                                   --------------------------
        Quarter Ended                                High             Low

          June 30, 1995                             1-7/16               7/16
          September 29, 1995                        2                  1-1/16
          December 29, 1995                         1-3/4              1-1/8
          March 31, 1996                            1-15/16            1-1/4
          June 28, 1996                             3-13/16            1-3/4
          September 27, 1996                        3                  1-7/8
          December 27, 1996                         2-3/4              1-3/8
          March 31, 1997                            2-3/8              1-3/8

        The Company's common stock was held by approximately 541 shareholders of record as of June 18, 1997.

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

TRANSFER AGENT, REGISTRAR

        American Stock Transfer & Trust Company
        40 Wall Street
        New York, New York  10005
        Telephone:  (718)921-8200


===============================================================================
        BARRISTER INFORMATION SYSTEMS CORPORATION -- ANNUAL REPORT 1997

ANNUAL MEETING

        The annual meeting of shareholders will take place at 10:00 a.m. on Thursday, September 4, 1997 at:
              Buffalo and Erie County Public Library Auditorium
              Clinton and Ellicott Streets
              Buffalo, New York  14203

SHAREHOLDERS INQUIRIES

         Address all shareholder inquiries to:
              Secretary
              Barrister Information Systems Corporation
              465 Main Street
              Buffalo, New York  14203
              Telephone:  (716)845-5010

DIRECTORS
    Henry P. Semmelhack                                 Richard E. McPherson
    Chairman and President                              Retired Vice President
    Barrister Information Systems Corporation           Barrister Information Systems Corporation

    Franklyn S. Barry, Jr.                              James D. Morgan
    Private Investor                                    Vice President and Chief Scientist
                                                        Comptek Research, Inc.

    Richard P. Beyer
    Vice President, Finance                             James Page
    Barrister Information Systems Corporation           Director, Enlightened TV, Ltd.

    Warren E. Emblidge, Jr.                             Jose Rivero
    President                                           Vice President, Services Division
    S. J. McCullagh, Inc                                Barrister Information Systems Corporation

OFFICERS

    Henry P. Semmelhack                                 Mark J. Phillips
    President and Chairman                              Vice President, Sales

    Richard P. Beyer                                    Jose Rivero
    Vice President, Finance and Treasurer               Vice President, Services Division

    Mark C. Donadio
    Secretary and General Counsel


================================================================================
     BARRISTER INFORMATION SYSTEMS CORPORATION -- ANNUAL REPORT 1997