Form 10-K405, Exhibit 13
period 1998-03-31
BARRISTER INFORMATION SYSTEMS CORP
filed 1998-06-29
CIK 754128

                    BARRISTER INFORMATION SYSTEMS CORPORATION










                   EXHIBIT 13 - ANNUAL REPORT TO SHAREHOLDERS
                    FOR THE FISCAL YEAR ENDED MARCH 31, 1998

--------------------------------------------------------------------------------
                                                            FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

SELECTED FINANCIAL DATA
                                                                   Year Ended March 31
                                           ----------------------------------------------------------------------
                                              1998          1997           1996           1995           1994
                                           ----------------------------------------------------------------------
                                                          (In thousands, except per share amounts)
STATEMENT OF OPERATIONS DATA:
  Revenues                                  $ 17,065      $ 14,177       $ 13,729       $ 15,327       $ 17,772
  Net earnings (loss)                             23          (386)          (205)          (159)        (1,334)
  Net earnings (loss) per common share             -          (.05)          (.03)          (.03)          (.53)

BALANCE SHEET DATA AT YEAR END:
  Working capital                              2,271         2,367          2,929          2,880          2,733
  Total assets                                 7,377         6,953          6,978          6,544          7,447
  Long-term debt(1)                            1,395         1,504          1,392          3,329          3,406
  Shareholders' equity                         1,993         1,952          2,337            298            197

--------------------------------------------------------------------------------

QUARTERLY FINANCIAL DATA (UNAUDITED)

The following is a summary of quarterly financial data for the fiscal years ended March 31, 1998 and March 31, 1997.

                                         -------------------------------------------------------------------
                                            1st           2nd           3rd           4th           Total
                                          Quarter       Quarter        Quarter       Quarter         Year
                                         -------------------------------------------------------------------
                                                      (In thousands, except per share amounts)

1998
   Revenues                               $  4,227      $  4,249       $  4,293      $  4,296       $ 17,065
   Net earnings (loss)                           5           (91)           107             2             23
   Net earnings (loss) per common share          -          (.01)           .01             -              -

1997
   Revenues                               $  3,415      $  3,254       $  3,777      $  3,731       $ 14,177
   Net earnings (loss)                          15           (33)            27          (395)          (386)
   Net earnings (loss) per common share          -             -              -          (.05)          (.05)


(1)  See note 2 to the financial statements.


--------------------------------------------------------------------------------

     BARRISTER INFORMATION SYSTEMS CORPORATION -- ANNUAL REPORT 1998      PAGE 1

MANAGEMENT'S DISCUSSION AND ANALYSIS


The following table sets forth for the periods indicated (i) the percentage which each item reflected in the statements of operations bears to total revenues and (ii) the percentage change of such items as compared with the indicated prior period.


                                                                                                   Period to Period
                                                      Percentage of Total Revenues                    Percentage
                                                           Year Ended March 31                    Increase (Decrease)
                                                  ---------------------------------------------------------------------
                                                                                                  1998            1997
                                                                                                   vs.             vs.
                                                   1998            1997            1996           1997            1996
                                                  ---------------------------------------------------------------------
Revenues:
   Product sales                                    11.3  %         17.5  %         13.0  %      (22.5%)         39.3%
   Services                                         88.7            82.5            87.0          29.5           (2.1)
                                                  ------          ------          ------
      Total revenues                               100.0           100.0           100.0          20.4            3.3
                                                  ------          ------          ------

Costs and expenses:
   Cost of product sales(1)                         20.3            35.5            43.2         (55.6)          14.5
   Cost of services(2)                              77.0            83.0            85.8          20.1           (5.3)
                                                  ------          ------          ------
      Total cost of revenues                        70.6            74.7            80.2          13.8           (3.9)
   Selling, general, and
      administrative                                23.6            24.3            20.4          16.6           23.4
   Product development and
      engineering                                    4.6             3.4             3.2          60.3            9.5
                                                  ------          ------          ------
      Total costs and expenses                      98.8           102.4           103.8          16.0            1.9
                                                  ------          ------          ------
Operating earnings (loss)                            1.2            (2.4)           (3.8)            -          (34.3)
Interest expense                                     1.1             0.3             1.2         377.5          (75.6)
Earnings (loss) before
      extraordinary item                              .1            (2.7)           (5.0)            -          (44.1)
                                                  ------          ------          ------
Extraordinary item                                     -              -              3.5             -              -
                                                  ------          ------          ------
Net earnings (loss)                                   .1            (2.7)           (1.5)            -           88.3
                                                  ======          ======          ======


(1)  Percentage of product sales
(2)  Percentage of services revenues


--------------------------------------------------------------------------------
PAGE 2     BARRISTER INFORMATION SYSTEMS CORPORATION -- ANNUAL REPORT 1998

OVERVIEW


The following discussion and analysis provides information that management believes is relevant to an assessment and understanding of the Company's results of operations and financial condition. The discussion should be read in conjunction with the financial statements and accompanying notes. The Company's principal source of revenues is derived from hardware maintenance services on PC related equipment provided to a broad base of customers throughout the United States. The Company also derives significant revenues from the licensing of software and software support services predominantly to the legal industry. The Company's major product, Javelan, is a time and billing and practice management system based on Microsoft Windows and client/server technology.

The Company has also licensed Javelan to accounting firms, consultants and departments of Fortune 1000 companies. The Company expects to expand marketing in these areas by attending trade shows and group conferences in these markets and by establishing strategic relationships with others to enhance sales. If successful, this will reduce the Company's concentration in the legal market and reduce potential volatility of sales. The market for Javelan is characterized as having: potential customers concentrated in major cities throughout the United States; little foreign competition; barriers to entry based on the substantial investment required to develop the sophisticated functionality of the software; product life cycles between 5 and 10 years; and price elasticity. Pricing for Javelan is based on the size of the system and functions licensed. Since individual sales can be for sizable amounts and are characterized by high margins, and because the timing of when contracts are signed is unpredictable, operating results for any given period can vary significantly. Because of competition, market demands and changing technology, there is a continuing requirement to invest in product features and functions to remain a viable competitor. The Company believes that it has the technological expertise to maintain a state-of-the-art product and that future sales of Javelan will provide the financing for its product development needs.

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



--------------------------------------------------------------------------------

    BARRISTER INFORMATION SYSTEMS CORPORATION -- ANNUAL REPORT 1998       PAGE 3

RESULTS OF OPERATIONS

The decrease in product sales for fiscal 1998 as compared to 1997 primarily resulted from a decrease in the sale of low margin (10% - 15%) hardware related products. Sales of the Company's Javelan software product were approximately the same for the comparative years. These sales did not meet expectations due to staff changes in the sales organization. The increase in product sales for fiscal 1997 as compared to 1996 resulted from increased Javelan sales. The percentage of margin realized on product sales increased for both years based on the increased percentage of product sales that were comprised of the Javelan software product which has a smaller associated cost of sales. Margins on Javelan sales, which can include various hardware and third party software, in addition to the Company developed software, generally amount to between 60% and 100% depending on the configuration of the sale. The Company expects to achieve an increase in Javelan sales in fiscal 1999 because of market demand to replace software that is not year 2000 compatible, the recent release of a new product, Javelan Select, for the smaller law firm, enhancements made to Javelan during the past year, and a reorganized sales department.

The increase in services revenues for fiscal 1998 as compared to 1997 resulted from increased revenues from hardware maintenance contracts, hardware time and material services and installation, training and conversion services associated with the sale of Javelan. The increases in hardware maintenance contracts resulted from two large contracts sold at the end of fiscal 1997 directly to end users and contracts received from newly established business partners. The Company has signed a number of business partnerships arrangements with equipment resellers to provide hardware maintenance services to their customers. Expectations are that these arrangements will provide additional contracts in subsequent years. The increase in hardware time and material services was primarily the result of a contract signed with CIC Systems Inc. in the third quarter of fiscal 1997 to provide computer hardware maintenance services for CIC customers nationwide and, more recently, in the use of a new computer system to more thoroughly capture billable work. All work under the CIC contract was halted in March 1998 and CIC was subsequently acquired by CompuCom Systems, Inc. in May 1998. Revenues from CIC represented 7% of total revenues in 1998. The Company expects to replace these revenues with new business from other sources in 1999, but does not expect any appreciable growth in hardware maintenance revenues in 1999.The increase in Javelan associated services is a direct result of the increase in Javelan sales realized in fiscal 1997 and to services realized from the growing base of customers. Installation and conversion services will normally follow the product sales by one to six months or more depending on the size of the sale and the pace of the installation desired by the customer. Additional increases in these services are expected in fiscal 1999.

The decrease in services revenues for fiscal 1997 as compared to 1996 was principally due to decreased revenues from hardware maintenance contracts. These revenues were affected by the non-renewal of three large subcontracts from IBM and a reduction in contracts for the Company's older minicomputer equipment. Revenues from IBM dropped from 30% of total revenues in 1996 to 20% of total revenues in 1997. (Revenues from IBM remained approximately the same in fiscal 1998 but dropped to


--------------------------------------------------------------------------------

PAGE 4     BARRISTER INFORMATION SYSTEMS CORPORATION -- ANNUAL REPORT 1998

17% of total revenues based on an increase in total revenues.) IBM's contract with the Company has a provision that stipulates that IBM is able to terminate any of its contracts by providing 30 days advance notice. If IBM were to cancel a major portion of its subcontracts to the Company, or if the Company's sales and marketing efforts are unsuccessful, an adverse impact on the Company's results of operations for fiscal 1999 could occur.

Margins on services revenues increased for fiscal 1998 as compared to 1997 primarily from margins generated from the increase in Javelan associated services and from the capture of additional hardware time and material billings. The increase in margins on services revenues when fiscal 1997 is compared to 1996 was realized by reductions in labor and parts costs at a higher rate than the drop in revenues. Cost of services includes a provision for service parts inventory deemed to be no longer repairable or excess to the Company's needs based on actual and projected service revenues. The amount of such charges were $900,000, $900,000 and $1,045,000 for 1998, 1997, and 1996, respectively.

The decrease in selling, general and administrative expenses as a percentage of total revenues for fiscal 1998 as compared to 1997 was based on achieving a higher percentage growth in revenues then the increase in expenses. Expense increases came principally from additional selling expenses including higher commissions associated with the new business generated. The increase in these expenses as a percentage of total revenues when fiscal 1997 is compared to 1996 resulted primarily from increases in selling expenses associated with enhanced efforts to obtain new hardware maintenance contracts and increased levels of Javelan sales.

Expenditures for product development and engineering, before taking into account amounts capitalized and amortized for software production costs, were approximately the same percentage of revenues for each of the comparative fiscal periods. The increase in the amount of expenses incurred came from planned increases in this area to further enhance Javelan and from higher amortization of software production costs. Costs capitalized as software production costs amounted to $304,000, $330,000 and $308,000 in 1998, 1997 and 1996,
respectively. Amortization amounted to $241,000, $116,000 and $59,000 for these same three years.

Interest expense as a percentage of revenues increased for fiscal 1998 as compared to 1997 based on a restructuring of a loan with BIS Partners, L.P. in March, 1997, which extended the period of repayment and modified the interest rate from a fixed 8% to a variable rate based on prime plus 3.5%. BIS Partners, L.P. is ninety percent owned, either directly or indirectly by certain officers and directors of the Company. The decrease in interest expenses as a percentage of revenues when fiscal 1997 is compared to 1996 was based on reductions in interest expense to BIS Partners. This resulted from the effect of the debt forgiveness by BIS Partners in August, 1995. The accounting treatment of that transaction stipulated that the debt forgiveness must first be considered a reduction of all future interest expense before any restructuring gain was measured. Accordingly, loan payments made after August, 1995 through March, 1997 were recorded as reductions in the principal balance of the loan.


--------------------------------------------------------------------------------

     BARRISTER INFORMATION SYSTEMS CORPORATION -- ANNUAL REPORT 1998     PAGE 5

Based on the consideration of the weight of both positive and negative evidence as required by Statement of Financial Accounting Standards No. 109, management has determined that it is more likely than not that the deferred tax assets will not be realized. Therefore, no tax benefits were established in the statements of operations for any of the years in the three-year period ended March 31, 1998, since the Company has fully reserved for the tax effect of net deductible temporary differences and operating loss carry forwards. These benefits will be recorded in future periods as they are realized or as their realization becomes predictable.

LIQUIDITY AND CAPITAL RESOURCES

The Company experienced a net decrease in cash of $16,000 during fiscal 1998. The principal source of cash was provided by operating activities of $458,000. Principal uses of cash during the year were additions to capitalized software of $304,000 and additions to equipment and leasehold improvements of $131,000. In fiscal 1997, the Company experienced a net decrease in cash of $972,000. Principal uses of cash during the year were additions to equipment and leasehold improvements of $332,000, additions to capitalized software of $330,000 and repayment of long-term debt of $544,000. These uses were partially offset by net cash provided by operating activities of $167,000. In fiscal 1996, the Company experienced a net increase in cash of $1,014,000. Net proceeds of $1,952,000 received from the sale of 2,000,000 shares of common stock were used to repay $564,000 of long-term debt and for additions to capitalized software of $308,000 and additions to equipment and leasehold improvements of $82,000.

The principal cash requirements for fiscal 1999 are investments in capitalized software at levels that approximate those in fiscal 1998 and additions to equipment and leasehold improvements that are expected to be somewhat higher than amounts spent in 1998. Scheduled debt repayments should approximate $127,000. The Company expects to meet its cash requirements by generating positive cash flow from operating activities. Any income earned should not require cash payments for taxes, since the company has use of net deductible temporary differences and operating loss carry forwards of approximately $2,246,000 at March 31, 1998. The Company expects a return to growth in Javelan sales in 1999. This expectation is based on market demand to replace software that is not year 2000 compatible, the recent release of a new product, Javelan Select, for the smaller law firm, enhancements made to Javelan during the past year and a reorganized sales department. Increased Javelan sales should also lead to an increase of associated installation, training and conversion services. While the Company expects additional hardware maintenance contracts to be obtained from its business partners and direct selling efforts, most of this revenue will be required to replace the work done for CIC Systems in 1998. However, profitability is expected to improve since the costs of performing the work for CIC were high and the implementation of a new computer system has led to a more thorough capture of billable work. The Company continues to pursue the sale of warranty upgrade contracts which generally have terms up to three years and are prepaid at the time the contract is signed.


--------------------------------------------------------------------------------

PAGE 6     BARRISTER INFORMATION SYSTEMS CORPORATION -- ANNUAL REPORT 1998

The Company continues its efforts to obtain additional working capital from banks and asset-based lenders. If the Company is unsuccessful in returning to profitability, there can be no assurance that it will be able to generate positive cash flow from operations or that sufficient cash will be available to meet its required obligations. Further, there can be no assurance that borrowing will be available from banks or asset-based lenders or that other sources of cash will be available.

YEAR 2000 COMPLIANCE

The Company's Javelan product is year 2000 compliant. Older software products previously licensed by the Company are not year 2000 compliant and there is no contractual obligation to bring them into compliance. Customers using these products have been notified that they are not year 2000 compliant. Third party software and hardware products that are integrated with Javelan continue to be tested for year 2000 issues. While no material issues have been found to date, the Company cannot fully predict the effects of the year 2000 with respect to these third party products.

The Company is continuing the evaluation of its internal information technology systems to determine those systems which are not year 2000 compliant. Accordingly, the costs of addressing any year 2000 problems are unknown at this time. However, based on the results of this evaluation to date, the Company does not anticipate that the costs associated with year 2000 issues will have a material adverse impact on its financial position, results of operations, or liquidity.

ACCOUNTING PRONOUNCEMENT

In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related information," which requires financial information to be reported on the basis that is used internally for evaluating segment performance and deciding how to allocate resources to segments. The standard must be adopted by fiscal 1999. The Company is currently evaluating the disclosures required under the new standard.

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

--------------------------------------------------------------------------------

     BARRISTER INFORMATION SYSTEMS CORPORATION -- ANNUAL REPORT 1998     PAGE 7

BALANCE SHEETS
(In thousands, except share data)

                                                                            March 31
                                                                   --------------------------
                                                                     1998              1997
                                                                   --------------------------
         ASSETS (Note 2)
         CURRENT ASSETS:
            Cash                                                   $   210          $     226
            Accounts receivable, less allowance for doubtful
               accounts of $210 in 1998 and $125 in 1997             3,084              2,598
            Inventories:
               Service parts                                         2,853              2,826
               Other                                                    83                146
                                                                   -------            -------
                  Total inventories                                  2,936              2,972
                                                                   -------            -------
            Prepaid expenses                                            30                 67
                                                                   -------            -------
                  Total current assets                               6,260              5,863
                                                                   -------            -------
         EQUIPMENT AND LEASEHOLD IMPROVEMENTS, AT COST:
            Computer and other equipment                             2,859              2,873
            Furniture and fixtures                                     946                968
            Leasehold improvements                                     284                284
                                                                   -------            -------
                                                                     4,089              4,125
            Less accumulated depreciation                            3,673              3,666
                                                                   -------            -------
               Net equipment and leasehold improvements                416                459
                                                                   -------            -------
         SOFTWARE PRODUCTION COSTS                                     658                595
         OTHER ASSETS                                                   43                 36
                                                                   -------            -------

                                                                   $ 7,377            $ 6,953
                                                                   =======            =======

--------------------------------------------------------------------------------

PAGE 8     BARRISTER INFORMATION SYSTEMS CORPORATION -- ANNUAL REPORT 1998

                                                                                                      March 31
                                                                                            --------------------------
                                                                                             1998               1997
                                                                                            --------------------------
         LIABILITIES AND SHAREHOLDERS' EQUITY
         CURRENT LIABILITIES:
            Note payable to bank (note 2)                                                   $  250           $    250
            Note payable (to a related party, note 2)                                          100                  -
            Current installments of long-term debt ($98 in 1998
                and $55 in 1997 to a related party, note 2)                                    127                 99
            Accounts payable                                                                 1,274              1,119
            Accrued compensation and benefits                                                  722                642
            Customer advances and unearned revenue                                           1,461              1,320
            Other accrued expenses                                                              55                 67
                                                                                           -------            -------
               Total current liabilities                                                     3,989              3,497
                                                                                           -------            -------
         LONG-TERM DEBT, EXCLUDING
            CURRENT INSTALLMENTS ($1,377 in 1998 and
            $1,475 in 1997 to a related party, note 2)                                       1,395              1,504
         SHAREHOLDERS' EQUITY (notes 2 and 3):
            Preferred stock, authorized 2,000,000 shares,
               terms set at issuance                                                             -                  -
            Common stock, $.24 par value.
               Authorized 20,000,000 shares;
               8,216,362 and 8,201,300 shares issued and
               outstanding in 1998 and 1997, respectively                                    1,972              1,968
            Additional paid-in capital                                                      21,565             21,551
            Accumulated deficit                                                            (21,544)           (21,567)
                                                                                           -------            -------
               Total shareholders' equity                                                    1,993              1,952
                                                                                           -------            -------
         COMMITMENTS AND CONTINGENCIES (notes 6 and 9)
                                                                                            $7,377            $ 6,953
                                                                                           =======            =======

         See accompanying notes to financial statements.

--------------------------------------------------------------------------------

     BARRISTER INFORMATION SYSTEMS CORPORATION -- ANNUAL REPORT 1998     PAGE 9

STATEMENTS OF OPERATIONS
(In thousands, except per share amounts)



                                                        Year Ended March 31
                                               -------------------------------------
                                                 1998          1997           1996
                                               -------------------------------------

REVENUES:
    Product sales                              $  1,927      $  2,486       $  1,784
    Services                                     15,138        11,691         11,945
                                               --------      --------       --------
       Total revenues                            17,065        14,177         13,729
                                               --------      --------       --------

COSTS AND EXPENSES:
    Cost of product sales                           392           883            771
    Cost of services                             11,657         9,703         10,245
                                               --------      --------       --------
       Total cost of revenues                    12,049        10,586         11,016
    Selling, general and
       administrative expenses                    4,023         3,451          2,796
    Product development and engineering             779           486            444
                                               --------      --------       --------
       Total costs and expenses                  16,851        14,523         14,256
                                               --------      --------       --------
OPERATING EARNINGS (LOSS)                           214          (346)          (527)


INTEREST EXPENSE:
      Related party (note 2)                        149             2            108
      Other                                          42            38             56
                                               --------      --------       --------
         Total Interest                             191            40            164
                                               --------      --------       --------
EARNINGS (LOSS) BEFORE EXTRAORDINARY ITEM            23          (386)          (691)


EXTRAORDINARY GAIN ON EXTINGUISHMENT
    OF DEBT (NOTE 2)                                  -             -            486
                                               --------      --------       --------
NET EARNINGS (LOSS)                            $     23      $   (386)      $   (205)
                                               ========      ========       ========

PER COMMON SHARE - BASIC AND DILUTED:

EARNINGS (LOSS) BEFORE EXTRAORDINARY ITEM      $      -      $   (.05)      $   (.11)

EXTRAORDINARY ITEM                                    -             -            .08
                                               --------      --------       --------
NET EARNINGS (LOSS)                            $      -      $   (.05)      $   (.03)
                                               ========      ========       ========
WEIGHTED AVERAGE NUMBER OF
  COMMON SHARES OUTSTANDING:
         BASIC                                    8,207         8,201          6,209
                                               ========      ========       ========
         DILUTED                                  8,478         8,567          6,320
                                               ========      ========       ========



         See accompanying notes to financial statements.


--------------------------------------------------------------------------------

PAGE 10     BARRISTER INFORMATION SYSTEMS CORPORATION -- ANNUAL REPORT 1998

STATEMENTS OF SHAREHOLDERS' EQUITY
(In thousands, except share data)


                                                                    Year Ended March 31
                                                          --------------------------------------
                                                           1998            1997           1996
                                                          --------------------------------------


COMMON STOCK
   Beginning balance                                      $  1,968       $  1,968       $  1,486
   Sale of 15,066 shares, 3,332 shares and 2,008,000
      shares in 1998, 1997 and 1996, respectively                4              -            482
                                                          --------       --------       --------
   Ending balance                                            1,972          1,968          1,968
                                                          --------       --------       --------

ADDITIONAL PAID-IN CAPITAL
   Beginning balance                                        21,551         21,550         19,788
   Debt forgiven by BIS Partners, L.P. (note 2)                  -              -            282
   Sale of common shares                                        14              1          1,480

                                                          --------       --------       --------
   Ending balance                                           21,565         21,551         21,550
                                                          --------       --------       --------

ACCUMULATED DEFICIT
   Beginning balance                                       (21,567)       (21,181)       (20,976)
   Net income (loss)                                            23           (386)          (205)
                                                          --------       --------       --------
   Ending balance                                          (21,544)       (21,567)       (21,181)
                                                          --------       --------       --------

TOTAL SHAREHOLDERS' EQUITY                                $  1,993       $  1,952       $  2,337
                                                          ========       ========       ========


   See accompanying notes to financial statements.


--------------------------------------------------------------------------------

     BARRISTER INFORMATION SYSTEMS CORPORATION -- ANNUAL REPORT 1998     PAGE 11

STATEMENTS OF CASH FLOWS
(In thousands)

                                                                          Year Ended March 31
                                                                 ------------------------------------
                                                                   1998          1997          1996
                                                                 ------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES:
   Net earnings (loss)                                           $    23       $  (386)      $  (205)
   Adjustments to reconcile net earnings (loss) to net cash
     provided (used) by operating activities:
       Depreciation                                                  173           207           259
       Amortization                                                  241           116            59
         Loss (gain) on disposal of equipment                         (2)           12            (3)
      Extraordinary gain on extinguishment of debt                     -             -          (486)
       Changes in current assets and liabilities:
         Accounts receivable                                        (486)       (1,020)          (13)
         Inventories                                                  36           398           635
         Prepaid expenses                                             37           (35)           11
         Accounts payable                                            227           320          (134)
         Accrued compensation and benefits                            80            93           (23)
         Customer advances and unearned revenue                      141           479          (115)
         Other accrued expenses                                      (12)          (17)          (26)
                                                                 -------       -------       -------
           Net cash provided (used) by operating activities          458           167           (41)
                                                                 -------       -------       -------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Additions to equipment and leasehold improvements                 (131)         (332)          (82)
  Proceeds on sale of equipment                                        3            40             5
  Additions to software production costs                            (304)         (330)         (308)
  Other                                                               (7)           (3)           17
                                                                 -------       -------       -------
           Net cash used by investing activities                    (439)         (625)         (368)
                                                                 -------       -------       -------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from long-term debt                                       17            29            25
   Repayment of long-term debt                                       (70)         (544)         (564)
   Proceeds from sale of common stock                                 18             1         1,962
                                                                 -------       -------       -------
           Net cash (used) by financing activities                   (35)         (514)        1,423
                                                                 -------       -------       -------
NET INCREASE (DECREASE) IN CASH                                      (16)         (972)        1,014
CASH AT BEGINNING OF YEAR                                            226         1,198           184
                                                                 -------       -------       -------
CASH AT END OF YEAR                                              $   210       $   226       $ 1,198
                                                                 =======       =======       =======
SUPPLEMENTAL CASH FLOW INFORMATION (note 7)

    See accompanying notes to financial statements.

--------------------------------------------------------------------------------

PAGE 12     BARRISTER INFORMATION SYSTEMS CORPORATION -- ANNUAL REPORT 1998

NOTES TO FINANCIAL STATEMENTS

March 31, 1998, 1997 and 1996

    (1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         (a) NATURE OF ORGANIZATION - Barrister Information Systems Corporation (the "Company") is a national developer and seller of Windows-based client/server software for law firms, accounting firms, consultants and departments of Fortune 1000 companies. A typical software transaction will consist of an initial license fee for the delivery of the software, an ongoing monthly support/license fee, and separately priced fees for software conversion, installation and training. In addition, the Company provides equipment maintenance and warranty service on a contractual and time and materials basis. These services are provided through a network of service locations throughout the United States.

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

         (c) REVENUE RECOGNITION - Product sales consist of initial Javelan licensing fees and, to a lesser extent, the sale of third party software and computer hardware. Software license revenue is recognized upon delivery of the software product to the customer, unless the Company has significant related obligations remaining or the probability of collection is in doubt. When obligations remain after delivery, revenue is recognized when such obligations are no longer significant. Sales of third party software and hardware are recorded upon shipment.

              Services revenues include hardware maintenance services, which are primarily under contractual arrangements, and software related services such as monthly support/license fees, system conversions, installation and training. Revenues from hardware maintenance contracts are recognized on a monthly basis over the term of the contract which generally corresponds to the timing of cost incurred. Software service revenue, which is priced separately from the software license, is recognized as the service is provided.

              The American Institute of Certified Public Accountants' Accounting Standards Executive Committee (AcSEC) has issued Statements of Position (SOP) 97-2 "Software Revenue Recognition" and 98-4 "Deferral of Effective Date of a Provision of SOP 97-2, Software Revenue Recognition". The SOP's specify the accounting requirements for software revenue recognition, including the methods used to allocate revenues among elements (licensing, support, services, etc.) in a multiple-element software arrangement. The SOP's are expected to be implemented by the Company in fiscal 1999. Pending further guidance being deliberated by AcSEC, the Company believes that its present revenue recognition practices are consistent with the requirements of the SOP's. Accordingly no significant impact on the Company's financial statements is expected.

         (d) INVENTORIES - Inventories are stated at the lower of cost (first-in, first-out) or market. Service parts inventory is charged to cost of services when the part is no longer repairable or becomes excess to the Company's needs based on actual and projected service revenues.

         (e) EQUIPMENT AND LEASEHOLD IMPROVEMENTS -Depreciation is recorded on the straight-line method based on the estimated useful lives of the assets. Computer and other equipment and furniture and fixtures are depreciated over estimated useful lives of three to ten years. Improvements to leased property are depreciated over the lesser of the term of the lease or the life of the improvements.


--------------------------------------------------------------------------------

     BARRISTER INFORMATION SYSTEMS CORPORATION -- ANNUAL REPORT 1998    PAGE 13

         (f) SOFTWARE PRODUCTION AND DEVELOPMENT COSTS - Capitalized software production costs are carried at the lower of unamortized cost or net realizable value, and are amortized based on current and estimated future revenue for each product with minimum amortization on the straight-line method over the estimated economic life of the product (3 years). Capitalization ceases and amortization commences when the product is available for general release. All costs to establish the technological feasibility of computer software products are charged to operations when incurred. Technological feasibility is defined through the existence of a detailed program design or, in the absence of such, a working model.

         (g) STOCK-BASED COMPENSATION - Stock options are accounted for using Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations, whereby compensation is measured as the difference between an option's exercise price and the market value of the underlying stock at the grant date. See note 3 for the pro forma effect on operations as if the fair value-based method of accounting prescribed by Statement of Financial Accounting Standard (SFAS) No. 123 "Accounting for Stock-based Compensation" had been applied.

         (h) FAIR VALUE OF FINANCIAL INSTRUMENTS - The carrying amount of financial instruments is a reasonable estimate of their fair value, except for the debt due BIS Partners, L.P. (note 2) for which it is not practicable to estimate its fair value.

         (i) PER SHARE DATA AND EARNINGS PER SHARE - The Company adopted SFAS 128 "Earnings per Share" in 1998. The statement specifies the computation, presentation, and disclosure requirements for earnings per share and requires restatement of all prior period earnings per share data presented after its effective date. The statement had no impact on earnings (loss) per share. Basic net earnings (loss) per share amounts are based on the weighted average number of common shares outstanding. Diluted earnings per share includes the impact of stock options and warrants assumed to be exercised using the treasury stock method.

    (2)  NOTE PAYABLE AND LONG-TERM DEBT

         The note payable to bank is on a demand basis and bears interest at the prime rate plus 2 1/2 percent (11.0% at March 31, 1998). In March 1998 BIS Partners, L.P. agreed to convert certain past due amounts from the Company into a demand note. This demand note expires on March 31, 2002 and bears interest at prime plus 3 1/2 percent ( 12.0% at March 31, 1998).

         A summary of long-term debt follows:


                                                                                March 31
                                                                       -------------------------
                                                                        1998              1997
                                                                       -------------------------
                                                                             (in thousands)

               Term note with BIS Partners, L.P.                      $   1,475         $   1,530
               Other                                                         47                73
                                                                      ---------          --------
                 Total long-term debt                                     1,522             1,603
               Less current installments                                    127                99
                                                                      ---------          --------
               Long-term debt, excluding current installments         $   1,395          $  1,504
                                                                      =========          ========

--------------------------------------------------------------------------------

PAGE 14    BARRISTER INFORMATION SYSTEMS CORPORATION -- ANNUAL REPORT 1998

         BIS Partners, L.P. ("BIS") is ninety percent owned either directly or beneficially by certain officers and directors of the Company. These same officers and directors own approximately 40% of the Company's common stock. On August 31, 1995, BIS agreed to cancel $450,000 of long-term debt and to reduce the interest rate on the remaining debt to 8 percent. In addition, the repayment terms were modified to interest-only through March 31,1996, with repayment in 36 equal installments thereafter. In accordance with this agreement, the Company reduced the amount of debt owed to BIS to equal the total cash to be repaid to BIS for both principal and interest. This resulted in a debt reduction of $282,000 which, due to the related party nature of the transaction, was reflected as a contribution to capital. All future payments to BIS were to be recorded as a reduction in the debt balance with no interest expense. In connection with this transaction, the Company issued warrants to BIS to purchase 450,000 shares of its capital stock at $1.93 per share (the fair market value at issue date), exercisable through August 31, 2005.

         During the fourth quarter of fiscal 1997, the Company again renegotiated the terms of its agreement with BIS, extending the repayment schedule through the year 2004 and, accordingly, reducing cash payments otherwise scheduled in fiscal 1998 and 1999 and adjusting the interest rate to prime plus 3.5%. As a result of this restructuring and the incremental cash flow it will require, the Company, in fiscal 1998, reinstated the recognition of interest expense based on an effective estimated rate.

         The BIS note is supported by an agreement granting a security interest in all equipment, inventories and receivables. The agreement, among other things, requires the Company to maintain certain financial ratios, prohibits dividend payments, and restricts capital expenditures, lease obligations and executive compensation. The Company was in compliance with all covenants in the agreement except for the interest coverage covenant which was waived by BIS for 1998, 1997 and 1996.

         In March 1996, an unrelated creditor agreed to a one-time payment of $400,000 as full settlement on debt with a recorded value of $886,000. This transaction created an extraordinary gain of $486,000 in the fourth quarter of 1996.

         Payments on long-term debt are estimated to be due as follows:


         Year Ending March 31                        Amount (in thousands)
         --------------------                        ---------------------
               1999                                        $ 127
               2000                                          176
               2001                                          251
               2002                                          339
               2003                                          374
               2004                                          255
                                                           =====


    (3)  STOCK OPTIONS AND WARRANTS

         The Company has a stock incentive plan to which it currently has allocated 900,000 shares of its authorized common stock to be offered to key employees and directors. Under the plan, options are granted at prices determined by the Compensation Committee of the Board of Directors but not at a price less than the stock's market value at date of grant. The options granted may qualify as incentive stock options and are exercisable over a period of ten years.


--------------------------------------------------------------------------------

    BARRISTER INFORMATION SYSTEMS CORPORATION -- ANNUAL REPORT 1998    PAGE  15

         A summary of stock option activity follows:

                                                 ---------------------   --------------------   ---------------------
                                                         1998                    1997                    1996
                                                 ---------------------   --------------------   ---------------------
                                                              Weighted               Weighted                Weighted
                                                              Average                Average                 Average
                                                  Shares      Exercise    Shares     Exercise     Shares     Exercise
                                               (thousands)     Price    (thousands)   Price     (thousands)   Price
                                                 ---------------------   --------------------   ---------------------


         Outstanding beginning of year               525      $  0.56         536     $  0.55         510    $   0.55
              Granted                                266         1.25          -                       79        0.50
              Canceled                                (4)        0.50          (8)       0.50         (45)       0.56
              Exercised                              (15)        0.50          (3)       0.50          (8)       1.25
                                                 -------                 --------                --------
         Outstanding end of year                     772         0.78         525        0.56         536        0.55
                                                 =======                 ========                ========
         Exercisable at year end                     501         0.62         342        0.55         232        0.56
                                                 =======                 ========                ========

         Reserved for grant, end of year              79                       41                      33
                                                 =======                 ========                ========

         Weighted-average fair value of
             options granted during year         $  0.69                 $     -                 $   0.38
                                                 =======                 =======                 ========


         At March 31, 1998, the range of exercise prices and weighted average remaining contractual life of outstanding options was $.50 - $1.63 and
         6.9 years, respectively. The per share weighted average fair values of stock options granted was computed using the Black Scholes option-pricing model with the following assumptions:

                                                            -----------------
                                                             1998      1996
                                                            -----------------
                           Risk-free interest rate           5.45%     6.35%
                           Price volatility                   5.4%     49.8%
                           Dividend yield                       0%        0%
                           Expected term in years               7         7

         The Company applies APB Opinion No. 25 in accounting for the Plan and, since options have been granted with exercise prices equal to the market value per share, no compensation cost has been recognized in the financial statements. Had the Company determined compensation cost based on the fair value of options at the grant date, the reported net earnings for 1998 would be decreased and the reported net loss for 1997 and 1996 would be increased by $50,000, $17,000 and $6,000, respectively, with no change in the reported per share amounts. The full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma effect on the net earnings (loss) because compensation cost is reflected over the options' vesting period of 3 years and compensation cost for options granted prior to April 1, 1995 is not considered.

         The following warrants are outstanding at March 31, 1998:

                         Number of Shares                Exercise Price             Expiration Date
                         ----------------                --------------             --------------------
                                                                                       March 29, 1998
                              250,000                          1.36                    March 29, 2001
                              450,000                          1.93                    August 31, 2005

         The $1.36 warrants were issued to the placement agent in conjunction with a stock offering which occurred in March, 1996 and contain certain antidilution provisions as well as certain registration rights. The $1.93 warrants were issued on August 31, 1995 when the Company entered into a modification agreement in which BIS agreed to forgive $450,000 in debt (note 2).


--------------------------------------------------------------------------------

PAGE  16    BARRISTER INFORMATION SYSTEMS CORPORATION -- ANNUAL REPORT 1998

    (4)  PENSION AND SAVINGS PLAN

         The Company has a defined contribution retirement plan covering all eligible employees. The Company partially matches employee contributions to the Plan. Expense under the plan was $29,000 in 1998, $25,000 in 1997 and $21,000 in 1996.

    (5)  INCOME TAXES

         There were no tax benefits established in the statements of operations for either of the years in the two year period ended March 31, 1997 since the Company had fully reserved for the tax effect of net deductible temporary differences and operating loss carryforwards as management had determined that, under the criterion of FAS No. 109, it is more likely than not that the deferred tax assets will not be realized. Similarly the absence of a tax provision for 1998 results from a reduction in the reserve for deferred tax assets.

         The components of deferred tax assets fully reserved (computed using an expected effective tax rate) are as follows:


                                                                         ---------------------------
                                                                            1998              1997
                                                                         ---------------------------
                                                                                 (in thousands)
         Net operating loss carryforwards                                $    898          $    851
         Inventory write downs                                                290               352
         Inventory costs capitalized                                           15                30
         Depreciation                                                          85                90
         Vacation pay                                                          93                91
         Bad debt allowance                                                    84                50
         Software production costs                                           (263)             (238)
         Debt extinguishment                                                   34                42
         Other                                                                 17                17
                                                                           ------            ------
                                                                          $ 1,253           $ 1,285
                                                                           ======            ======

         A prior year ownership change limits the future use of the net operating loss and credit carryforwards created prior to the ownership change. The pre-ownership change loss carryforward can be utilized at the rate of $80,000 per year. After application of this limitation, $2,246,000 of tax loss carryforward is available through 2013.


    (6)  LEASE COMMITMENTS

         The Company conducts its operations from leased facilities and uses certain equipment primarily under operating lease arrangements. Real estate taxes, insurance, and maintenance expenses are obligations of the Company. It is expected that in the normal course of business, leases that expire will be renewed or replaced. Total rental expense was $682,000 in 1998, $703,000 in 1997 and $744,000 in 1996.

         Future minimum rental payments required under leases that have initial or remaining noncancellable lease terms in excess of one year are:
         $557,000 in 1999, $319,000 in 2000, and $15,000 in 2001.


--------------------------------------------------------------------------------

    BARRISTER INFORMATION SYSTEMS CORPORATION -- ANNUAL REPORT 1998    PAGE  17

    (7)  SUPPLEMENTAL CASH FLOW INFORMATION

         The following provides supplemental cash flow data:

                                                                          -----------------------------------------
                                                                            1998             1997             1996
                                                                          -----------------------------------------
                                                                                       (in thousands)

         Interest paid                                                    $   120          $    40          $   245
                                                                           ======           ======           ======
         Non-cash financing activities (BIS Partners, L.P.):
            Debt forgiven                                                 $    -           $    -           $   282
                                                                           ======           ======           ======

    (8) MAJOR CUSTOMER

         Sales to the Company's largest customer accounted for 17%, 20% and 30% of total revenues for 1998, 1997 and 1996, respectively. The Company performs hardware maintenance services for end users under various subcontracts from this customer. These subcontracts can be canceled with 30 days notice.

    (9) CONTINGENCIES

         The Company is a party to various legal proceedings incidental to its business. Management believes that none of these legal proceedings will have a material adverse effect on the Company's financial position, results of operations or liquidity.





--------------------------------------------------------------------------------

PAGE  18    BARRISTER INFORMATION SYSTEMS CORPORATION -- ANNUAL REPORT 1998

--------------------------------------------------------------------------------
                          INDEPENDENT AUDITORS' REPORT
--------------------------------------------------------------------------------

The Board of Directors and Shareholders
Barrister Information Systems Corporation:



We have audited the accompanying balance sheets of Barrister Information Systems Corporation as of March 31, 1998 and 1997, and the related statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended March 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Barrister Information Systems Corporation as of March 31, 1998 and 1997, and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 1998, in conformity with generally accepted accounting principles.





KPMG Peat Marwick LLP
Buffalo, New York
June 22, 1998


--------------------------------------------------------------------------------

    BARRISTER INFORMATION SYSTEMS CORPORATION -- ANNUAL REPORT 1998    PAGE  19

STOCK MARKET AND DIVIDEND INFORMATION

    The Company's common stock is traded on the American Stock Exchange under the symbol "BIS". For the periods indicated below, the following table sets forth the high and low closing bid or last trade prices as reported by AMEX.

                                                            Price Range
                                                      -----------------------
    Quarter Ended                                       High            Low
      June 28, 1996                                    3 13/16          1 3/4
      September 27, 1996                               3                1 7/8
      December 27, 1996                                2 3/4            1 3/8
      March 31, 1997                                   2 3/8            1 3/8

      June 27, 1997                                    2                15/16
      September 26, 1997                               1 11/16          15/16
      December 26, 1997                                2                15/16
      March 31, 1998                                   1 1/2            1 1/16




    The Company's common stock was held by approximately 400 shareholders of record as of June 18, 1998.

    The Company has not paid any cash dividends on its common stock and the board of directors intends to follow a policy of retaining earnings for use in the business. Under the Company's loan agreement, the payment of dividends is prohibited without the lender's consent. Accordingly, it is not anticipated that cash dividends will be paid to holders of common stock in the foreseeable future.

TRANSFER AGENT, REGISTRAR

    American Stock Transfer & Trust Company
    40 Wall Street
    New York, New York  10005
    Telephone:  (718) 921-8200


--------------------------------------------------------------------------------

PAGE  20    BARRISTER INFORMATION SYSTEMS CORPORATION -- ANNUAL REPORT 1998

ANNUAL MEETING

          The annual meeting of shareholders will take place at 10:00 a.m. on Thursday, September 3, 1998 at:
                  Buffalo and Erie County Public Library Auditorium
                  Clinton and Ellicott Streets
                  Buffalo, New York  14203

SHAREHOLDERS INQUIRIES

          Address all shareholder inquiries to:
                  Secretary
                  Barrister Information Systems Corporation
                  465 Main Street
                  Buffalo, New York  14203
                  Telephone:  (716) 845-5010

--------------------------------------------------------------------------------


DIRECTORS

Henry P. Semmelhack                          Warren E. Emblidge, Jr.
Chairman and President                       President
Barrister Information Systems Corporation    S.J. McCullagh, Inc.

Brent D. Baird                               Richard E. McPherson
Private Investor                             Retired Vice President
Barrister Information Systems Corporation

Franklyn S. Barry, Jr.                       James D. Morgan
President and CEO                            Vice President and Chief Scientist
Hemex, Inc.                                  Comptek Research, Inc.

Richard P. Beyer
Vice President, Finance                      James Page
Barrister Information Systems Corporation    Director, Enlightened TV, Ltd.


OFFICERS
Henry P. Semmelhack                          Mark C. Donadio
President and Chairman                       Secretary and General Counsel

Richard P. Beyer                             Mark J. Phillips
Vice President, Finance and Treasurer        Vice President, Sales

David L. Blankenship                         Susan T. Robinson
Vice President, Services Operations          Vice President, Software Operations


--------------------------------------------------------------------------------

    BARRISTER INFORMATION SYSTEMS CORPORATION -- ANNUAL REPORT 1998    PAGE  21

--------------------------------------------------------------------------------
                BARRISTER INFORMATION SYSTEMS CORPORATION OFFICES
--------------------------------------------------------------------------------


CORPORATE                          CHICAGO                     NEW HAMPSHIRE
465 Main Street                    55 East Monroe              500 Harvey Road
Buffalo, NY  14203                 Mezzanine Level             P.O. Box 4015
716-845-5010                       Chicago, IL  60603          Manchester, NH  03108
FAX:  716-845-5033                 312-782-0563                603-645-4430
Website: www.barrister.com
                                   CLEVELAND                   NEW YORK CITY
ATLANTA                            The Atrium Office Plaza     253 West 35th Street
1597 Phoenix Ctr Office Park       668 Euclid Avenue           New York, NY  10004
Suite 1                            Suite 310A                  212-564-7187
Phoenix Blvd                       Cleveland, OH  44114
College Park, GA  30308            216-575-7570                SAN DIEGO
770-997-4300                                                   6046 Cornerstone Ct. W.
                                   DENVER                      Suite 102
BOSTON                             518 17th Street             San Diego, CA 92121
45 Pond Street                     Suite 913                   619-535-9294
Norwell, MA  02061                 Denver, CO  80202
781-681-7070                       303-534-5819                WASHINGTON/
                                                               ARLINGTON
CHARLOTTE                          HARTFORD                    3426 N. Washington Blvd.
5624 Executive Center Dr.          701 Hebron Ave.             Arlington, VA  22201
Suite 140                          Glastonbury, CT  06033      703-524-9400
Charlotte, NC 28212                860-659-1178
704-569-0280



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

                                             Copyright(C) 1998 Barrister
                                             Information Systems Corporation.
                                             All rights reserved.



--------------------------------------------------------------------------------

PAGE  22    BARRISTER INFORMATION SYSTEMS CORPORATION -- ANNUAL REPORT 1998