Form 10-K405, Exhibit 13
period 1999-03-31
BARRISTER INFORMATION SYSTEMS CORP
filed 1999-06-29
CIK 754128

                    BARRISTER INFORMATION SYSTEMS CORPORATION



                   EXHIBIT 13 - ANNUAL REPORT TO SHAREHOLDERS
                    FOR THE FISCAL YEAR ENDED MARCH 31, 1999

------------------------------------------------------------------------------
                                                          FINANCIAL STATEMENTS
------------------------------------------------------------------------------
SELECTED FINANCIAL DATA

                                                                         Year Ended March 31
                                         ------------------------------------------------------------------
                                            1999(1)       1998          1997          1996           1995
                                         ------------------------------------------------------------------
                                                       (In thousands, except per share amounts)
STATEMENT OF OPERATIONS DATA:
  Revenues                                 $ 14,994     $ 17,065     $ 14,177     $ 13,729     $ 15,327
  Net earnings (loss)                             8           23         (386)        (205)        (159)
  Net earnings (loss) per common share         --           --           (.05)        (.03)        (.03)

BALANCE SHEET DATA AT YEAR END:
  Working capital                             2,296        2,271        2,367        2,929        2,880
  Total assets                                8,706        7,377        6,953        6,978        6,544
  Long-term debt                              1,487        1,395        1,504        1,392        3,329
  Shareholders' equity                        3,812        1,993        1,952        2,337          298


-------------------------------------------------------------------------------
QUARTERLY FINANCIAL DATA

The following is a summary of quarterly financial data for the fiscal years ended March 31, 1999 and March 31, 1998.

                                           ----------------------------------------------------------------
                                               1st         2nd          3rd            4th      Total
                                             Quarter     Quarter      Quarter        Quarter     Year
                                           ----------------------------------------------------------------
                                                          (In thousands, except per share amounts)

1999, AS RESTATED(2)
   Revenues                                $  3,761     $  3,575     $  3,576     $  4,082     $ 14,994
   Net earnings (loss)                          (26)         143           25         (134)           8
   Net earnings (loss) per common share        --            .02         --           (.02)        --

1999, AS ORIGINALLY REPORTED
   Revenues                                $  3,913     $  3,645     $  3,612
   Net earnings (loss)                          103          104            5
   Net earnings (loss) per common share         .01          .01         --

1998
   Revenues                                $  4,227     $  4,249     $  4,293     $  4,296     $ 17,065
   Net earnings (loss)                            5          (91)         107            2           23
   Net earnings (loss) per common share        --           (.01)         .01         --           --

-----------------------------------------

(1) The 1999 amounts reflect the acquisition of the assets of Icon Technology LLC as of January 1, 1999. See note 7 to the financial statements.

(2) The Company has restated its previously reported results for the first three quarters of fiscal 1999. The restatement reverses all of the revenue previously recorded on a contract with extended payment terms, while deferring the contract's cost. Revenue will be recorded on this contract as the cash is received. This treatment is believed to be consistent with recent interpretations of software contract accounting.

===============================================================================

BARRISTER INFORMATION SYSTEMS CORPORATION -- ANNUAL REPORT 1999          PAGE 1

===============================================================================

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following table sets forth for the periods indicated (i) the percentage which each item reflected in the statements of operations bears to total revenues and (ii) the percentage change of such items as compared with the indicated prior period.

                                  -------------------------------------------------
                                                                 Period to Period
                                  Percentage of Total Revenues      Percentage
                                      Year Ended March 31       Increase (Decrease)
                                  -------------------------------------------------
                                                                 1999     1998
                                                                  vs.      vs.
                                   1999      1998      1997      1998     1997
                                  -------------------------------------------------
Revenues:
   Product sales                   15.0%     11.3%     17.5%      16.8%   (22.5%)
   Services                        85.0      88.7      82.5      (15.8)    29.5
                                  -----     -----     -----
      Total revenues              100.0     100.0     100.0      (12.1)    20.4
                                  -----     -----     -----

Costs and expenses:
   Cost of product sales(1)        19.2      20.3      35.5       10.5    (55.6)
   Cost of services(2)             78.6      77.0      83.0      (14.0)    20.1
                                  -----     -----     -----
      Total cost of revenues       69.7      70.6      74.7      (13.2)    13.8
   Selling, general, and
      administrative               24.6      23.6      24.3       (8.5)    16.6
   Product development and
      engineering                   4.5       4.6       3.4      (14.0)    60.3
                                  -----     -----     -----
      Total costs and expenses     98.8      98.8     102.4      (12.1)    16.0
                                  -----     -----     -----
Operating earnings (loss)           1.2       1.2      (2.4)     (12.1)    --
Interest expense                    1.2       1.1        .3       (5.8)   377.5
                                  -----     -----     -----
Net earnings (loss)                --          .1      (2.7)     (65.2)    --
                                  =====     =====     =====


----------------------------

(1) Percentage of product sales

(2) Percentage of services revenues

===============================================================================
PAGE 2  BARRISTER INFORMATION SYSTEMS CORPORATION -- ANNUAL REPORT 1999

===============================================================================

OVERVIEW


The following discussion and analysis provides information that management believes is relevant to an assessment and understanding of the Company's results of operations and financial condition. The discussion should be read in conjunction with the financial statements and accompanying notes. The Company's principal sources of revenues are derived from hardware maintenance services on PC related equipment provided to a broad base of customers throughout the United States and from the licensing of software and sale of software support services predominantly to the legal industry. The Company's major product, Javelan, is a time and billing and practice management system based on Microsoft Windows and client/server technology. Through the acquisition of the assets of Icon Technology LLC (Icon) in January 1999, the Company added a second major product, LegalHouse, which is a software product that uses a sophisticated data warehouse to provide powerful and unique management reporting and budgeting.

Icon was a limited liability company engaged in the business of providing computer related consulting services primarily to the legal market. Icon was also a developer and seller of a software product called LegalHouse. The assets of Icon were acquired in exchange for 2,500 shares of preferred stock which are convertible into 2,500,000 shares of common stock upon shareholder approval at the Company's 1999 annual meeting.

The Company primarily licenses its software products to the legal market through direct sales. Marketing efforts are focused on trade shows, seminars, advertisement in professional publications and product demonstrations. The Company has also licensed the Javelan product to accounting firms, consultants, departments of state government and departments of Fortune 1000 companies. The market for its software products is characterized as having: potential customers concentrated in major cities throughout the United States; little foreign competition; barriers to entry based on the substantial investment required to develop the sophisticated functionality of the software; product life cycles between 5 and 10 years; and price elasticity. Pricing is based on the size of the system and functions licensed. Since individual sales can be for sizable amounts and are characterized by high margins, and because the timing of when contracts are signed is unpredictable, operating results for any given period can vary significantly. Because of competition, market demands and changing technology, there is a continuing requirement to invest in product features and functions to remain a viable competitor. The Company believes that it has the technological expertise to maintain a state-of-the-art product and that future sales of its software products will provide the financing for its product development needs.

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


===============================================================================
BARRISTER INFORMATION SYSTEMS CORPORATION -- ANNUAL REPORT 1999         PAGE 3

===============================================================================

RESULTS OF OPERATIONS

The increase in product sales for fiscal 1999 as compared to 1998 was primarily a result of LegalHouse sales that commenced in the fourth quarter of fiscal 1999. The decrease in product sales for fiscal 1998 as compared to 1997 primarily resulted from a decrease in the sale of low margin (10% - 15%) hardware related products. The percentage of margin realized on product sales increased for both years based on the increased percentage of product sales that were comprised of software related products which have a smaller associated cost of sales. Margins on Javelan and LegalHouse sales, which can include various hardware and third party software, in addition to the Company developed software, generally amount to between 60% and 100% depending on the configuration of the sale. The Company expects to achieve an increase in software sales in fiscal 2000 principally from increased LegalHouse sales.

The decrease in services revenues for fiscal 1999 as compared to 1998 resulted from decreased revenues from hardware maintenance contracts and hardware time and material services which were partially offset by increases in software services. The drop in these revenues was a result of three factors. First, all work for CIC Systems, Inc. was halted in March 1998. Revenues from CIC represented 7% of total revenues (approximately $1,200,000) in fiscal 1998.Second, IBM reduced the amount of subcontracts for hardware services that it was providing to the Company. As a result, revenues from IBM, the Company's largest customer, dropped from 17% of total revenues in fiscal 1998 to 10% of total revenues in fiscal 1999. IBM's contract with the Company has a provision that stipulates that IBM is able to terminate any of its contracts by providing thirty days advance notice. Third, other contract expirations exceeded new business generated. Recently, the Company announced a new product, Global Services Network(TM) ("GSN"), which it expects will support its marketing efforts to increase its hardware related revenues. GSN is a web-based service management system for providing real-time service call tracking, service call details, service histories, equipment life-cycle information and service performance information. An increase in services revenues associated with the sale of Javelan was realized for the comparable periods. This revenue was a direct result of the increase in services realized from the growing base of customers. In addition, services associated with LegalHouse and general consulting services commenced in the fourth quarter of fiscal 1999 as a result of the Icon transaction. Additional increases in software related services are expected in fiscal 2000.

The increase in services revenues for fiscal 1998 as compared to 1997 resulted from increased revenues from hardware maintenance contracts, hardware time and material services and installation, training and conversion services associated with the sale of Javelan. The increases in hardware maintenance contracts resulted from two large contracts sold at the end of fiscal 1997 directly to end users and contracts received from newly established business partners. The increase in hardware time and material services was primarily the result of a contract signed with CIC in the third quarter of fiscal 1997 and the use of a new computer system to more thoroughly capture billable work. The increase in Javelan associated services was a direct result of the growing base of Javelan customers.


===============================================================================
PAGE 4  BARRISTER INFORMATION SYSTEMS CORPORATION -- ANNUAL REPORT 1999

==============================================================================

The cost of services increased as a percentage of revenues for fiscal 1999 as compared to 1998. The large drop in hardware related services revenues impacted margins since certain fixed expenses could not be reduced commensurate with the drop in revenues. While software related services revenues increased, margins were impacted by the addition of personnel to improve the management, administration and delivery of the services. The decrease in the cost of services as a percentage of revenues when fiscal 1998 is compared to 1997 was primarily due to margins generated from the increase in Javelan associated services and from the capture of additional hardware time and material billings. Cost of services includes a provision for service parts inventory deemed to be no longer repairable or excess to the Company's needs based on actual and projected service revenues. The amount of such charges were $942,000, $900,000 and $900,000 for 1999, 1998, and 1997, respectively.

The increase in selling, general and administrative expenses as a percentage of total revenues for fiscal 1999 as compared to 1998 resulted from a 12% decrease in revenues for the comparative periods. Expense reductions of approximately 8% were realized from lower commission expenses. The decrease in selling, general and administrative expenses as a percentage of total revenues for fiscal 1998 as compared to 1997 was based on achieving a higher percentage growth in revenues then the increase in expenses. Expense increases came principally from additional selling expenses, including higher commissions associated with new business generated during the year.

Expenditures for product development and engineering, before taking into account amounts capitalized and amortized for software production costs, increased to 6% of total revenues in fiscal 1999, compared to 4.9% of total revenues in 1998 and 1997. The increase was a result of lower levels of revenues in 1999 and to expenses incurred in the fourth quarter of fiscal 1999 related to enhancements of LegalHouse. Costs capitalized as software production costs amounted to $545,000, $304,000 and $330,000 in 1999, 1998 and 1997, respectively.
Amortization amounted to $311,000, $241,000 and $116,000 for these same three years.

Interest expense was approximately the same when fiscal 1999 is compared to 1998. Interest expense as a percentage of revenues increased for fiscal 1998 as compared to 1997 based on a restructuring of a loan with BIS Partners, L.P. in March, 1997, which extended the period of repayment and modified the interest rate from a fixed 8% to a variable rate based on prime plus 3.5%. BIS Partners, L.P. is ninety percent owned, either directly or indirectly by certain officers and directors of the Company.


Based on the consideration of the weight of both positive and negative evidence as required by Statement of Financial Accounting Standards No. 109, management has determined that it is more likely than not that the deferred tax assets will not be realized. Therefore, no tax benefits were established in the statements of operations for any of the years in the three-year period ended March 31, 1999, since the Company has fully reserved for the tax effect of net deductible temporary differences and operating loss carry forwards. These benefits will be recorded in future periods as they are realized or as their realization becomes predictable.


===============================================================================
BARRISTER INFORMATION SYSTEMS CORPORATION -- ANNUAL REPORT 1999         PAGE 5

===============================================================================

LIQUIDITY AND CAPITAL RESOURCES

The Company experienced a net increase in cash of $12,000 during fiscal 1999. The principal sources of cash were $414,000 provided by operating activities and $228,000 from the sale of common stock. Principal uses of cash during the year were additions to capitalized software of $545,000 and additions to equipment and leasehold improvements of $325,000. Of the proceeds from long-term debt, $400,000 was obtained to provide the financing for a large contract with extended payment terms. Based on interpretations of Statement of Position 97-2 "Software Revenue Recognition" which was effective for fiscal 1999, revenue cannot be recognized under software contract accounting when payment terms are more than twelve months after delivery, based on the presumption that the fee is not fixed and determinable. This presumption is based on the possibility that a refund or concession may be granted to the customer regarding future payments. All costs associated with this contract are deferred. Revenues and costs in equal amounts will be recognized as cash is received. The profit earned on this contract will not be recognized until cash received exceeds the costs deferred. The Company's initial accounting for this transaction fully recognized the revenue and expense for this contract. As a result, the Company was required to restate its results for the first three quarters of fiscal 1999. The restatement did not have any impact on cash flow. In fiscal 1998, the Company experienced a net decrease in cash of $16,000. The principal source of cash was provided by operating activities of $458,000. Principal uses of cash during the year were additions to capitalized software of $304,000 and additions to equipment and leasehold improvements of $131,000. In fiscal 1997, the Company experienced a net decrease in cash of $972,000. Principal uses of cash during the year were additions to equipment and leasehold improvements of $332,000, additions to capitalized software of $330,000 and repayment of long-term debt of $544,000. These uses were partially offset by net cash provided by operating activities of $167,000.

The principal cash requirements for fiscal 2000 are investments in capitalized software and additions to equipment and leasehold improvements that together are expected to approximate amounts spent in fiscal 1999. Scheduled debt repayments should approximate $390,000. The Company expects to meet its cash requirements by generating positive cash flow from operating activities. Other sources of cash expected in fiscal 2000 are term loans in the amount of $100,000 from regional development agencies; lease financing for certain capital additions; and the exercise of some of the 700,000 outstanding warrants ($198,000 has been received in fiscal 2000). Any income earned should not require cash payments for taxes, since the company has use of operating loss carry forwards of approximately $2,040,000 at March 31, 1999. The Company expects to achieve continued growth in revenues and profits in its software business in 2000. This expectation is based on greater levels of marketing, selling and development resources being applied to the LegalHouse product acquired from Icon, the

===============================================================================
PAGE 6  BARRISTER INFORMATION SYSTEMS CORPORATION -- ANNUAL REPORT 1999

===============================================================================

sale of JavelanX, the newest version of Javelan which operates on a firms wide area network or over the Internet, and having a full year of results for the Icon business in 2000 compared to only one quarter in 1999. The Company also expects that the introduction of the GSN product and increased selling and marketing resources will enable it to increase hardware related revenues and profits in 2000.

If the Company is unsuccessful in increasing its revenues and generating a profit, there can be no assurance that it will be able to generate positive cash from operations or that sufficient cash will be available to meet its required obligations.



YEAR 2000 COMPLIANCE

The Company's Javelan and LegalHouse products are year 2000 compliant. Older software products previously licensed by the Company are not year 2000 compliant and there is no contractual obligation to bring them into compliance. Customers using these products have been notified that the products are not year 2000 compliant. Javelan primarily utilizes operating systems obtained from Microsoft which the Company believes, based on information provided by Microsoft are year 2000 compliant or will be compliant by that time. Other third party software and hardware products that are integrated with Javelan have been tested for year 2000 issues. While no material issues have been found, the Company cannot fully predict the effect of the year 2000 with respect to these third party products.

In March, 1999, the Company installed the Javelan product as a replacement for its accounting system, which was not year 2000 compliant. No material incremental costs over and above normal and ongoing expenditures for improvements in management information systems were incurred in enacting this replacement. All other internal hardware and software systems have been evaluated and those that have been identified as being non compliant are being modified, upgraded or replaced. The Company believes that it has the necessary resources to complete these changes and that the year 2000 issue will not pose significant operational problems for the Company.

The Company has contacted its major suppliers to assess their readiness for the year 2000. To date, the suppliers contacted have indicated that they are in compliance or expect to be compliant by the end of the year. The Company has multiple sources for products and services it requires and does not feel that any supplier would have a material adverse impact on the Company if they experienced year 2000 problems in their business operations. While the Company has not formally contacted its customers regarding the year 2000, it is aware that its largest customer (10% of revenues) is diligently addressing the year 2000 issue.

The Company is continuing the evaluation of its non-information technology systems and equipment to determine those systems and equipment which are not year 2000


===============================================================================
BARRISTER INFORMATION SYSTEMS CORPORATION -- ANNUAL REPORT 1999        PAGE 7

===============================================================================

compliant. To date, no formal contingency plans have been developed to handle unexpected and non-contemplated year 2000 problems. However, based on the results of evaluations to date, the Company does not anticipate the need for such a plan nor that the cost associated with year 2000 issues will have a material adverse impact on its financial position, results of operations, or liquidity. While the Company believes its efforts are adequate to address its year 2000 concerns, there can be no guarantee that all internal systems, as well as those of third parties on which the Company relies upon, will be converted on a timely basis and will not have a material affect on the Company's operation.



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


===============================================================================
PAGE 8  BARRISTER INFORMATION SYSTEMS CORPORATION -- ANNUAL REPORT 1999

==========================================================================================================

BALANCE SHEETS
(In thousands, except share data)

                                                                                      March 31
                                                                            ------------------------------
                                                                               1999                1998
                                                                            ------------------------------

         ASSETS (Note 2)
         CURRENT ASSETS:
            Cash                                                          $      222         $      210
            Accounts receivable, less allowance for doubtful
               accounts of $210 in 1999 and 1998                               3,090              3,084
            Service parts inventory                                            2,341              2,936
            Prepaid expenses                                                      50                 30
                                                                             -------            -------
                  Total current assets                                         5,703              6,260
                                                                             -------            -------
         EQUIPMENT AND LEASEHOLD IMPROVEMENTS, AT COST:
            Computer and other equipment                                       2,905              2,859
            Furniture and fixtures                                               949                946
            Leasehold improvements                                               284                284
                                                                             -------            -------
                                                                               4,138              4,089
            Less accumulated depreciation                                      3,555              3,673
                                                                             -------            -------
               Net equipment and leasehold improvements                          583                416
                                                                             -------            -------
         SOFTWARE PRODUCTION COSTS                                             1,007                658
         GOODWILL                                                              1,158                  -
         OTHER ASSETS                                                            255                 43
                                                                             -------            -------

                                                                             $ 8,706            $ 7,377
                                                                             =======            =======




===============================================================================
BARRISTER INFORMATION SYSTEMS CORPORATION -- ANNUAL REPORT 1999          PAGE 9

==========================================================================================


                                                                        March 31
                                                                 ------------------------
                                                                    1999          1998
                                                                 ------------------------
         LIABILITIES AND SHAREHOLDERS' EQUITY
         CURRENT LIABILITIES:
            Note payable to bank (note 2)                        $   --       $    250
            Note payable (to a related party, note 2)                --            100
            Current installments of long-term debt ($203 in 1999
                and $98 in 1998 to a related party, note 2)           390          127
            Accounts payable                                        1,108        1,274
            Accrued compensation and benefits                         832          722
            Customer advances and unearned revenue                  1,026        1,461
            Other accrued expenses                                     51           55
                                                                 --------     --------
               Total current liabilities                            3,407        3,989
                                                                 --------     --------
         LONG-TERM DEBT, EXCLUDING
            CURRENT INSTALLMENTS ($930 in 1999 and
            $1,377 in 1998 to a related party, note 2)              1,487        1,395
         SHAREHOLDERS' EQUITY (notes 2, 3 and 7):
            Preferred stock, authorized 2,000,000 shares,
               2,500 convertible shares issued and outstanding
               in  1999                                             1,250           --
            Common stock, $.24 par value.
               Authorized 20,000,000 shares;
               8,891,236 and 8,216,362 shares issued and
               outstanding in 1999 and 1998, respectively           2,134        1,972
            Additional paid-in capital                             21,964       21,565
            Accumulated deficit                                   (21,536)     (21,544)
                                                                 --------     --------
               Total shareholders' equity                           3,812        1,993
                                                                 --------     --------
         COMMITMENTS AND CONTINGENCIES (notes 6 and 11)
                                                                 $  8,706     $  7,377
                                                                 ========     ========


         See accompanying notes to financial statements.


=========================================================================================
PAGE 10        BARRISTER INFORMATION SYSTEMS CORPORATION -- ANNUAL REPORT 1999

===============================================================================

STATEMENTS OF OPERATIONS
(In thousands, except per share amounts)



                                                     Year Ended March 31
                                               --------------------------------
                                                   1999        1998        1997
                                               --------------------------------
REVENUES:
    Product sales                              $  2,251    $  1,927    $  2,486
    Services                                     12,743      15,138      11,691
                                               --------    --------    --------
       Total revenues                            14,994      17,065      14,177
                                               --------    --------    --------

COSTS AND EXPENSES:
    Cost of product sales                           433         392         883
    Cost of services                             10,020      11,657       9,703
                                               --------    --------    --------
       Total cost of revenues                    10,453      12,049      10,586
    Selling, general and
       administrative expenses                    3,683       4,023       3,451
    Product development and engineering             670         779         486
                                               --------    --------    --------
       Total costs and expenses                  14,806      16,851      14,523
                                               --------    --------    --------
OPERATING EARNINGS (LOSS)                           188         214        (346)


INTEREST EXPENSE:
      Related party (note 2)                        157         149           2
      Other                                          23          42          38
                                               --------    --------    --------
         Total Interest                             180         191          40
                                               --------    --------    --------
NET EARNINGS (LOSS)                            $      8    $     23    $   (386)
                                               ========    ========    ========

PER COMMON SHARE - BASIC AND DILUTED:

    NET EARNINGS (LOSS)                        $   --      $   --      $   (.05)
                                               ========    ========    ========
WEIGHTED AVERAGE NUMBER OF
    COMMON SHARES OUTSTANDING:
         BASIC                                    8,363       8,207       8,201
                                               ========    ========    ========
         DILUTED                                  8,996       8,478       8,567
                                               ========    ========    ========



See accompanying notes to financial statements.



===============================================================================
BARRISTER INFORMATION SYSTEMS CORPORATION -- ANNUAL REPORT 1999     PAGE 11

==============================================================================

STATEMENTS OF SHAREHOLDERS' EQUITY
(In thousands, except share data)


                                                                Year Ended March 31
                                                         ------------------------------------
                                                              1999         1998         1997
                                                         ------------------------------------
    PREFERRED STOCK
    Beginning balance                                     $   --       $   --       $   --
    Issued  2,500 Series E shares in connection with
       acquisition of Icon Technologies, LLC  (Note 7)       1,250         --           --
                                                          --------     --------     --------
        Ending balance                                       1,250         --           --
                                                          --------     --------     --------

COMMON STOCK
   Beginning balance                                         1,972        1,968        1,968
   Sale of 291,991 shares, 15,066 shares and 3,332
      shares in 1999, 1998 and 1997, respectively               70            4         --
   Issued 382,883 shares on conversion of debt                  92         --           --
                                                          --------     --------     --------
        Ending balance                                       2,134        1,972        1,968
                                                          --------     --------     --------

ADDITIONAL PAID-IN CAPITAL
   Beginning balance                                        21,565       21,551       21,550
   Sale of common shares                                       158           14            1
   Issuance of shares on conversion of debt                    241         --           --
                                                          --------     --------     --------
        Ending balance                                      21,964       21,565       21,551
                                                          --------     --------     --------

ACCUMULATED DEFICIT
   Beginning balance                                       (21,544)     (21,567)     (21,181)
   Net income (loss)                                             8           23         (386)
                                                          --------     --------     --------
         Ending balance                                    (21,536)     (21,544)     (21,567)
                                                          --------     --------     --------

TOTAL SHAREHOLDERS' EQUITY                                $  3,812     $  1,993     $  1,952
                                                          ========     ========     ========


   See accompanying notes to financial statements.

===============================================================================
PAGE 12       BARRISTER INFORMATION SYSTEMS CORPORATION -- ANNUAL REPORT 1999

===============================================================================

STATEMENTS OF CASH FLOWS
(In thousands)

                                                                       Year Ended March 31
                                                               ----------------------------------
                                                                  1999        1998         1997
                                                               ----------------------------------
    CASH FLOWS FROM OPERATING ACTIVITIES:
   Net earnings (loss)                                         $     8     $    23       $(386)
   Adjustments to reconcile net earnings (loss) to net cash
     provided  by operating activities:
       Depreciation                                                181         173         207
       Amortization of software production costs                   311         241         116
       Amortization of goodwill                                     43        --          --
       Loss (gain) on disposal of equipment                       --            (2)         12

       Changes in current assets and liabilities:
         Accounts receivable                                        66        (486)     (1,020)
         Inventory                                                 595          36         398
         Prepaid expenses                                          (15)         37         (35)
         Other assets                                             (219)       --          --
         Accounts payable                                         (201)        227         320
         Accrued compensation and benefits                         110          80          93
         Customer advances and unearned revenue                   (461)        141         479
         Other accrued expenses                                     (4)        (12)        (17)
                                                               -------     -------     -------
           Net cash provided  by operating activities              414         458         167
                                                               -------     -------     -------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Additions to equipment and leasehold improvements               (325)       (131)       (332)
  Proceeds on sale of equipment                                   --             3          40
  Additions to software production costs                          (545)       (304)       (330)
  Acquisition costs, net of cash received                         (104)       --          --
  Other                                                              5          (7)         (3)
                                                               -------     -------     -------
           Net cash used by investing activities                  (969)       (439)       (625)
                                                               -------     -------     -------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from long-term debt                                    498          17          29
   Repayment of long-term debt                                    (159)        (70)       (544)
   Proceeds from sale of common stock                              228          18           1
                                                               -------     -------     -------
           Net cash provided (used) by financing activities        567         (35)       (514)
                                                               -------     -------     -------

NET INCREASE (DECREASE) IN CASH                                     12         (16)       (972)
CASH AT BEGINNING OF YEAR                                          210         226       1,198
                                                               -------     -------     -------
CASH AT END OF YEAR                                            $   222     $   210     $   226
                                                               =======     =======     =======
SUPPLEMENTAL CASH FLOW INFORMATION (note 8)

    See accompanying notes to financial statements.

===============================================================================
BARRISTER INFORMATION SYSTEMS CORPORATION -- ANNUAL REPORT 1999      PAGE 13

===============================================================================

NOTES TO FINANCIAL STATEMENTS
March 31, 1999, 1998 and 1997

    (1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         (a) NATURE OF ORGANIZATION - Barrister Information Systems Corporation (the "Company") is a national developer and seller of Windows-based client/server software for law, accounting and consulting firms, and departments of Fortune 1000 companies. A typical software transaction will consist of an initial license fee for the delivery of the software, an ongoing monthly support/license fee, and separately priced fees for software conversion, installation and training. In addition, the Company provides computer equipment maintenance and warranty service on a contractual and time and materials basis. These services are provided through a network of service locations throughout the United States.

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

         (c) REVENUE RECOGNITION - Product sales consist of initial Javelan and LegalHouse licensing fees and, to a lesser extent, the sale of third party software and computer hardware. Software license revenue is recognized upon delivery of the software product to the customer, unless the Company has significant related obligations remaining or the probability of collection is in doubt. When obligations remain after delivery, revenue is recognized when such obligations are no longer significant. When services are deemed essential to the functionality of the software delivered, the percentage-of-completion method of revenue recognition is utilized. Sales of third party software and hardware are recorded upon shipment.

              Services revenues include hardware maintenance services, which are primarily under contractual arrangements, and software related services such as monthly support/license fees, system conversions, consulting, installation and training. Revenues from hardware maintenance contracts are recognized on a monthly basis over the term of the contract which generally corresponds to the timing of cost incurred. Software service revenue, which is priced separately from the software license, is recognized as the service is provided.

              The American Institute of Certified Public Accountants' Accounting Standards Executive Committee (AcSEC) has issued Statements of Position (SOP) 97-2 "Software Revenue Recognition" and 98-9 "Modification of SOP 97-2, Software Revenue Recognition, with respect to Certain Transactions." The SOP's specify the accounting requirements for software revenue recognition, including the methods used to allocate revenues among elements (licensing, support, services, etc.) in a multiple-element software arrangement. The SOP's were implemented by the Company in fiscal 1999. The adoption had insignificant impact on the Company, as its revenue recognition practices were consistent with those set forth in the SOP's.

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

         (f) SOFTWARE PRODUCTION AND DEVELOPMENT COSTS - Capitalized software production costs are carried at the lower of unamortized cost or net realizable value, and are amortized based on current and


===============================================================================
PAGE 14 BARRISTER INFORMATION SYSTEMS CORPORATION -- ANNUAL REPORT 1999
              estimated future revenue for each product with minimum amortization on the straight-line method over the estimated economic life of the product (3 years). Capitalization ceases and amortization commences when the product is available for general release. All costs to establish the technological feasibility of computer software products are charged to operations when incurred. Technological feasibility is defined through the existence of a detailed program design or, in the absence of such, a working model.

         (g) OTHER ASSETS - Other assets are primarily comprised of the costs of an uncompleted software contract with a governmental entity. Since this contract has payment terms of five years, the contract price has been deemed not to be fixed and determinable pursuant to the requirements of SOP 97-2. Accordingly, no revenue or profit will be recognized and contract costs are being deferred until the cash is collected from the customer beginning in fiscal year 2000.

         (h) STOCK-BASED COMPENSATION - Stock options are accounted for using Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations, whereby compensation is measured as the difference between an option's exercise price and the market value of the underlying stock at the grant date. See note 3 for the pro forma effect on operations as if the fair value-based method of accounting prescribed by Statement of Financial Accounting Standards (SFAS) No. 123 "Accounting for Stock-based Compensation" had been applied.

         (i) FAIR VALUE OF FINANCIAL INSTRUMENTS - The carrying amount of financial instruments is a reasonable estimate of their fair value, except for the debt due BIS Partners, L.P. (note 2) for which it is not practicable to estimate its fair value.

         (j) PER SHARE DATA AND EARNINGS PER SHARE - Basic net earnings (loss) per share amounts are based on the weighted average number of common shares outstanding. Diluted earnings per share includes the impact of convertible preferred stock and of stock options and warrants assumed to be exercised using the treasury stock method.

         (k) RECENT ACCOUNTING PRONOUNCEMENTS - Statement of Financial Accounting Standards ( "SFAS") No. 130, "Reporting Comprehensive Income" was adopted by the Company in fiscal 1999 without any inpact on the financial statements, and SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" is not expected to have any impact when adopted.

    (2)  NOTE PAYABLE AND LONG-TERM DEBT
         The short term note payable to bank at March 31, 1998 was converted to a term loan in March 1999, repayable in thirty-six (36) equal monthly installments of principal and interest at the prime rate plus 2 1/2 percent (10.25% at March 31, 1999).

         In March 1998 BIS Partners, L.P. agreed to convert certain past due amounts from the Company into a demand note bearing interest at prime plus 3 1/2 percent.

           A summary of long-term debt follows:

                                                                             March 31
                                                                  ----------------------------
                                                                      1999              1998
                                                                  ----------------------------
                                                                            (in thousands)
               Term note with BIS Partners, L.P.                  $   1,133         $   1,475
               Term note payable to RDC                                 400              --
               Term note payable to bank                                237              --
               Other                                                    107                47
                                                                  ---------          --------
                 Total long-term debt                                 1,877             1,522
               Less current installments                                390               127
                                                                  ---------          --------
               Long-term debt, excluding current installments     $   1,487          $  1,395
                                                                  =========          ========

===============================================================================
BARRISTER INFORMATION SYSTEMS CORPORATION -- ANNUAL REPORT 1999       PAGE 15

===============================================================================

         BIS Partners, L.P. ("BIS") is 87.5 percent owned either directly or beneficially by certain officers and directors of the Company. These same officers and directors own approximately 40% of the Company's common stock.

         During the fourth quarter of fiscal 1997, the Company renegotiated the terms of its agreement with BIS, extending the repayment schedule through the year 2004 and, accordingly, reducing cash payments otherwise scheduled in fiscal 1998 and 1999 and adjusting the interest rate to prime plus 3.5%. As a result of this restructuring and the incremental cash flow it will require, the Company, in fiscal 1998, reinstated the recognition of interest expense based on an effective estimated rate. In the fourth quarter of fiscal 1999 BIS converted $233,000 of the term loan and the $100,000 demand note into 383,000 common shares at $0.87 per share, the fair market value at that time. Also, in 1999 the Company sold 219,000 common shares for $190,000.

         The BIS note is supported by an agreement granting a security interest in all equipment, inventories and receivables. The agreement, among other things, requires the Company to maintain certain financial ratios, prohibits dividend payments, and restricts capital expenditures, lease obligations and executive compensation. The Company was in compliance with all covenants in the agreement except for the interest coverage covenant which was waived by BIS for 1999, 1998 and 1997.

         In October 1998 the Company entered into a loan agreement with the Buffalo and Erie County Regional Development Corporation (RDC) to finance a long term contract with an agency of a state government. Proceeds were drawn on the loan as work was performed and all work under the contract was completed prior to year end at which time payments from the agency were assigned to the RDC. The loan will be repaid in 60 equal installments beginning in April 1999 with interest at 6% fixed for the term of the agreement. The amount and timing of the loan repayments approximate the payments due from the agency.

         Payments on long-term debt are estimated to be due as follows:


         YEAR ENDING MARCH 31                       AMOUNT (IN THOUSANDS)
         --------------------                       ---------------------
                      2000                                $ 390
                      2001                                  484
                      2002                                  577
                      2003                                  337
                      2004                                   89
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




===============================================================================
PAGE 16       BARRISTER INFORMATION SYSTEMS CORPORATION -- ANNUAL REPORT 1999

===============================================================================



A summary of stock option activity follows:

                                                          1999                   1998                   1997
                                                 --------------------- ---------------------- -------------------------

                                                    Shares    Weighted      Shares     Weighted     Shares     Weighted
                                                  Subject to   Average   Subject to     Average   Subject to    Average
                                                   Options    Exercise     Options     Exercise     Options    Exercise
                                                 (thousands)   Price     (thousands)     Price   (thousands)    Price
                                                 --------------------- ---------------------- -------------------------

         Outstanding beginning of year               772      $  0.78         525     $  0.56         536        0.55
         Granted                                     148         1.14         266        1.25          -
         Canceled                                    (86)        0.74          (4)       0.50          (8)       0.50
         Exercised                                   (73)        0.52         (15)       0.50          (3)       0.50
                                                 -------                 --------                --------
         Outstanding end of year                     761         0.88         772        0.78         525        0.56
                                                 =======                 ========                ========
         Exercisable at year end                     500         0.74         501        0.62         342        0.55
                                                 =======                 ========                ========
         Reserved for grant, end of year              17                       79                      41
                                                 =======                 ========                ========
         Weighted-average fair value of
             options granted during year         $  0.57                    $0.69                $     -


         At March 31, 1999, the range of exercise prices and weighted average remaining contractual life of outstanding options was $.50 - $1.63 and
         6.4 years, respectively. The per share weighted average fair values of stock options granted was computed using the Black Scholes option-pricing model with the following assumptions:

                                                         ---------------------
                                                             1999     1998
                                                         ---------------------
                           Risk-free interest rate           5.87%     5.45%
                           Price volatility                  42.0%     45.4%
                           Dividend yield                       0%        0%
                           Expected term in years               7         7

         The Company applies APB Opinion No. 25 in accounting for the Plan and, since options have been granted with exercise prices equal to the market value per share, no compensation cost has been recognized in the financial statements. Had the Company determined compensation cost based on the fair value of options at the grant date, the reported net earnings for 1999 and 1998 would be decreased and the reported net loss for 1997 would be increased by $105,000, $50,000 and $17,000, respectively, resulting in a $(.01) loss for 1999 with no change in the reported per share amounts for 1998 and 1997. The following warrants are outstanding at March 31, 1999:

          Number of Shares       Exercise Price                 Expiration Date
          ----------------       --------------                 ---------------
               250,000               $ 1.36                    March 29, 2001
               450,000                 1.93                   August 31, 2005


    The $1.36 warrants were issued to the placement agent in conjunction with a stock offering which occurred in March, 1996 and contain certain antidilution provisions as well as certain registration rights. The $1.93 warrants were issued on August 31, 1995 when the Company entered into a modification agreement in which BIS agreed to forgive $450,000 in debt .



===============================================================================
BARRISTER INFORMATION SYSTEMS CORPORATION -- ANNUAL REPORT 1999      PAGE 17

===============================================================================
    (4)  PENSION AND SAVINGS PLAN
         The Company has a defined contribution retirement plan covering all eligible employees. The Company partially matches employee contributions to the Plan. Expense under the plan was $31,000 in 1999, $29,000 in 1998 and $25,000 in 1997.

    (5)  INCOME TAXES
         There were no tax benefits established in the statements of operations for the year ended March 31, 1997 since the Company had fully reserved for the tax effect of net deductible temporary differences and operating loss carry forwards as management had determined that, under the criterion of FAS No. 109, it is more likely than not that the deferred tax assets will not be realized. Similarly the absence of a tax provision for 1999 and 1998 results from a reduction in the reserve for deferred tax assets.

         The components of deferred tax assets fully reserved (computed using an expected effective tax rate) are as follows:

                                                  -----------------------------
                                                     1999              1998
                                                  -----------------------------
                                                          (in thousands)

         Net operating loss carry forwards        $  1,136          $    898
         Inventory write downs                         140               290
         Depreciation                                   77                85
         Vacation pay                                   77                93
         Bad debt allowance                             90                84
         Software production costs                    (403)             (263)
         Other                                          83                66
                                                    ------            ------
                                                   $ 1,200           $ 1,253
                                                    ======            ======

         A prior year ownership change limits the future use of the net operating loss and credit carry forwards created prior to the ownership change. The pre-ownership change loss carryforward can be utilized at the rate of $80,000 per year. After application of this limitation, $2,840,000 of tax loss carryforward is available through 2014.


    (6)  LEASE COMMITMENTS
         The Company conducts its operations from leased facilities and uses certain equipment primarily under operating lease arrangements. Real estate taxes, insurance, and maintenance expenses are obligations of the Company. It is expected that in the normal course of business, leases that expire will be renewed or replaced. Total rental expense was $641,000 in 1999, $682,000 in 1998 and $703,000 in 1997.

         Future minimum rental payments required under leases that have initial or remaining noncancellable lease terms in excess of one year are:
         $384,000 in 2000, $33,000 in 2001, and $4,000 in 2002.

    (7)  BUSINESS ACQUISITION
         On January 15, 1999 the Company acquired the assets of Icon Technology LLC (Icon) in exchange for 2,500 shares of preferred stock which are convertible into 2,500,000 shares of common stock upon shareholder approval at the Company's 1999 annual meeting. The preferred stock has no provision for


===============================================================================
PAGE 18 BARRISTER INFORMATION SYSTEMS CORPORATION -- ANNUAL REPORT 1999

===============================================================================


         dividends. The acquisition was accounted for as a purchase. Accordingly, assets acquired and liabilities assumed are recorded at their estimated fair values at the date of acquisition. The excess of the purchase price over the fair value of net assets acquired was $1,201,000 and is recorded as goodwill to be amortized over a period of 7 years. The purchase price allocation was made based in some cases on preliminary information which may be subject to refinement in fiscal year 2000.

         The operating results of Icon have been included in the statement of operations from January 1, 1999. The unaudited pro forma results below assume the acquisition had occurred at the beginning of fiscal years ended March 31, 1999 and March 31, 1998.

                                                    ---------------------------
                                                      1999              1998
                                                   ---------------------------
                                                         (In thousands)
              Revenue                               $15,801            $7,931
              Net earnings                              -                  48
              Earnings per share basic
                 and  diluted                           -                   -

    (8)  SUPPLEMENTAL CASH FLOW INFORMATION

         The following provides supplemental cash flow data:


                                                        --------------------------------
                                                          1999     1998        1997
                                                        ----------------------------------
                                                                (in thousands)

         Interest paid                                   $  185    $  120    $   40
                                                         ======    ======    ======
         Non-cash financing activities:
Debt converted to common stock by BIS Partners, L.P.     $  333    $ --      $ --
Preferred stock issued in connection with acquisition     1,250      --        --
                                                         ======    ======    ======

    (9)  MAJOR CUSTOMER
         Sales to the Company's largest customer accounted for 10%, 17% and 20% of total revenues for 1999, 1998 and 1997, respectively. The Company performs hardware maintenance services for end users under various subcontracts from this customer. These subcontracts can be canceled with 30 days notice.

    (10) SEGMENT INFORMATION
         In 1999 the company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which requires reporting certain financial information according to the "management approach." This approach requires reporting information regarding operating segments on the basis used internally by management to evaluate segment performance. The Statement has been adopted for all periods presented.

         The accounting policies of the segments are the same as those described in note 1. Segments are determined based on product categories. The Company evaluates performance based on operating profits.


===============================================================================
BARRISTER INFORMATION SYSTEMS CORPORATION -- ANNUAL REPORT 1999     PAGE 19

===============================================================================


Reportable segments are comprised as follows: Hardware maintenance services, generally on PC related equipment: Software licensing and software support services, predominantly to the legal industry: and Corporate operations.

The following provides segment information:

                                                                    ------------------------------------------------
                                                                          1999              1998          1997

                                                                     -----------------------------------------------
                                                                                       (in thousands)

                Hardware Maintenance:
                   Total revenues                                     $     8,590     $     11,955     $      9,538
                   Operating earnings                                         510            1,083              340

                   Identifiable assets                                      3,861            4,942            4,496
                   Capital expenditures                                       158               20              122
                   Depreciation and amortization                               65               55               50

                Software:
                   Total revenues                                           6,404            5,110            4,639
                   Operating earnings                                       1,169              753              816

                   Identifiable assets                                      4,515            2,128            2,079
                   Capital expenditures                                       648              397              460
                   Depreciation and amortization                              436              307              186

                Corporate:
                   Total expense                                            1,491            1,622            1,502
                   Identifiable assets                                        330              307              378
                   Capital expenditures                                        64               18               80
                   Depreciation and amortization                               34               52               87

                Consolidated:
                   Total revenues                                          14,994           17,065           14,177
                   Operating earnings (loss)                                  188              214             (346)

                   Identifiable assets                                      8,706            7,377            6,953
                   Capital expenditures                                       870              435              662
                   Depreciation and amortization                              535              414              323


     (11) CONTINGENCIES

          The Company is a party to various legal proceedings incidental to its business. Management believes that none of these legal proceedings will have a material adverse effect on the Company's financial position, results of operations or liquidity.


===============================================================================
PAGE 20 BARRISTER INFORMATION SYSTEMS CORPORATION -- ANNUAL REPORT 1999

-------------------------------------------------------------------------------
                          INDEPENDENT AUDITORS' REPORT
-------------------------------------------------------------------------------



The Board of Directors and Shareholders
Barrister Information Systems Corporation:



We have audited the accompanying balance sheets of Barrister Information Systems Corporation as of March 31, 1999 and 1998, and the related statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended March 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Barrister Information Systems Corporation as of March 31, 1999 and 1998, and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 1999, in conformity with generally accepted accounting principles.





KPMG LLP
Buffalo, New York
June 28, 1999




===============================================================================
BARRISTER INFORMATION SYSTEMS CORPORATION -- ANNUAL REPORT 1999     PAGE 21

===============================================================================



STOCK MARKET AND DIVIDEND INFORMATION

         The Company's common stock is traded on the American Stock Exchange under the symbol "BIS". For the periods indicated below, the following table sets forth the high and low closing bid or last trade prices as reported by AMEX.

                                                      Price Range
                                               -----------------------
         Quarter Ended                           High          Low
           June 27, 1997                        2                15/16
           September 26, 1997                   1  11/16         15/16
           December 26, 1997                    2                15/16
           March 31, 1998                       1  1/2         1  1/16

           June 26, 1998                        1  1/2            15/16
           September 25, 1998                   1  1/4             7/8
           December 25, 1998                    1  1/2            13/16
           March 31, 1999                       2              1   3/4




          The Company's common stock was held by approximately 379 shareholders of record as of June 23, 1999.

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


===============================================================================
PAGE 22        BARRISTER INFORMATION SYSTEMS CORPORATION -- ANNUAL REPORT 1999

===============================================================================



ANNUAL MEETING
         The annual meeting of shareholders will take place at 10:00 a.m. on
          Thursday, September 16, 1999 at:
              Buffalo and Erie County Public Library Auditorium
              Clinton and Ellicott Streets
              Buffalo, New York  14203

SHAREHOLDERS INQUIRIES
         Address all shareholder inquiries to:
              Secretary
              Barrister Information Systems Corporation
              465 Main Street
              Buffalo, New York  14203
              Telephone:  (716) 845-5010

DIRECTORS
    Henry P. Semmelhack                                          Warren E. Emblidge, Jr.
    Chairman and President                                       President
    Barrister Information Systems Corporation                    S. J. McCullagh, Inc.

    Brent D. Baird                                               Richard E. McPherson
    Private Investor                                             Retired Vice President
                                                                 Barrister Information Systems Corporation

    Franklyn S. Barry, Jr.                                       Jay S. Moeller
    President and Chief Executive Officer                        President, Software Division
    Hemex, Inc                                                   Barrister Information Systems Corporation

    Richard P. Beyer                                             James D. Morgan
    Vice President, Finance                                      Vice President and Chief Scientist
    Barrister Information Systems Corporation                    Comptek Research, Inc.

OFFICERS
    Henry P. Semmelhack                                          Thomas W. Jones
    President and Chairman                                       Vice President, LegalHouse Development

    Richard P. Beyer                                             Jay S. Moeller
    Vice President, Finance and Treasurer                        President, Software Division

    David L. Blankenship                                         Mark J. Phillips
    Vice President, Services Operations                          Vice President, Sales

    Mark C. Donadio                                              Susan T. Robinson
    Vice President, Secretary                                    Vice President, Software Operations
    and General Counsel


===============================================================================
BARRISTER INFORMATION SYSTEMS CORPORATION -- ANNUAL REPORT 1999   PAGE 23

===============================================================================
               BARRISTER INFORMATION SYSTEMS CORPORATION OFFICES


CORPORATE
465 MAIN STREET
BUFFALO, NY  14203
716-845-5010
FAX:  716-845-5033
WEBSITE: WWW.BARRISTER.COM

ATLANTA
1597 PHOENIX CTR OFFICE PARK
SUITE 1
PHOENIX BLVD
COLLEGE PARK, GA  30308
770-997-4300

BOSTON
45 POND STREET
NORWELL, MA  02061
781-681-7070

CLEVELAND
THE ATRIUM OFFICE PLAZA
668 EUCLID AVENUE
SUITE 310A
CLEVELAND, OH  44114
216-575-7570

HARTFORD
701 HEBRON AVE.
GLASTONBURY, CT  06033
860-659-1178

NEW YORK CITY
253 WEST 35TH STREET
NEW YORK, NY  10004
212-564-7187


RICHMOND
593 SOUTHLAKE BLVD
RICHMOND, VA 23236
804-897-9440

SAN DIEGO
6046 CORNERSTONE CT. W.
SUITE 102
SAN DIEGO, CA 92121
619-535-9294

SAN FRANCISCO
4340 REDWOOD HWY
#D320
SAN RAFAEL, CA 94903
415-491-6269


WASHINGTON/
ARLINGTON
3426 N. WASHINGTON BLVD.
ARLINGTON, VA  22201
703-524-9400




TimeManager and Barrister/Eagle are trademarks, Javelan, Legalhouse, and Barrister are registered trademarks and Barrister is a service mark of Barrister Information Systems Corporation. Windows, Windows NT, and SQL Server are trademarks and Microsoft is a registered trademark of Microsoft Corporation.

Copyright(C) 1999 Barrister Information Systems Corporation.
All rights reserved.


===============================================================================
PAGE 24        BARRISTER INFORMATION SYSTEMS CORPORATION -- ANNUAL REPORT 1999